PROSPECTUS	FILED PURSUANT TO RULE 424(B)(3) REGISTRATION STATEMENT NO. 333-211019

13,290,915 Shares of Common Stock

This prospectus relates to 13,290,915 shares of our common stock, par value $0.000001 per share, of which 5,508,419 are issuable upon exercise of certain warrants, that may be sold from time to time by the selling shareholders listed under the caption “Selling Shareholders”. All of the shares, when sold, will be sold by these selling shareholders. The selling shareholders may sell these shares from time to time in the open market at prevailing prices or in individually negotiated transactions through agents designated from time to time or through underwriters or dealers. We will not control or determine the price at which the selling shareholders decide to sell their shares. See “Plan of Distribution”. The selling shareholders may be deemed underwriters of the shares of common stock that they are offering. We will pay the expenses of registering these shares.

We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from the sale of common stock hereunder. We will receive proceeds from any exercise of outstanding warrants by the selling shareholders if and when those warrants are exercised for cash.

Our common stock is traded on the OTCQB under the symbol BRFH. On June 22, 2017 the last reported sale price of our common stock was $0.7899 per share.

INVESTING IN OUR COMMON STOCK INVOLVES SUBSTANTIAL RISK. IN REVIEWING THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE HEADING “RISK FACTORS” BEGINNING ON PAGE 6.

Neither we nor any selling shareholder has authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION WHERE IT WOULD BE UNLAWFUL.

The date of this prospectus is June 22, 2017

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements. Unless the context otherwise requires, references contained in this prospectus to the “Company”, “Barfresh”, “we”, “us” or “our” shall mean Barfresh Food Group Inc., a Delaware corporation.

BARFRESH FOOD GROUP INC.

Our Company

Business Overview

Barfresh is a leader in the creation, manufacturing and distribution of ready to blend frozen beverages. The current portfolio of products includes smoothies, shakes and frappes. All of the products are portion controlled and ready to blend beverage ingredient packs or “beverage packs”. The beverage packs contain all of the solid ingredients necessary to make the beverage, including the base (either sorbet, frozen yogurt or ice cream), real fruit pieces, juices and ice – five ounces of water are added before blending.

Domestic and international patents and patents pending are owned by Barfresh, as well as related trademarks for all of the products. In November 2011, the Company acquired the patent rights in the United States and Canada. The Canadian patent has been granted and the United States patent was granted on August 16, 2016. On October 15, 2013, the Company acquired all of the related international patent rights, which were filed pursuant to the Patent Cooperation Treaty and have been granted in 13 jurisdictions. The patents are pending in the remainder of the jurisdictions that have signed the treaty. In addition, on October 15, 2013, the Company purchased all of the trademarks related to the patented products.

The Company has conducted sales through two channels: National Accounts, and through an exclusive nationwide distribution agreement with Sysco Corporation (“Sysco”), the U.S.’s largest broadline distributor, which was entered into during July 2014.

The process of obtaining sales orders for National Accounts generally follows several steps, including product demonstration, product testing, and exclusive flavor development for the larger National Accounts. We are currently in various stages of product development and testing with a number of National Accounts, having recently launched in market tests with several major National Key accounts, and is focused on moving from in-market tests to national roll-out with those major National Key accounts.

On July 6th, 2016, the Company announced that it had signed a supply agreement with a major global on-site foodservice operator. The agreement, which marked the culmination of a successful in market test conducted at several locations, makes Barfresh’s suite of blended beverages available across the customer’s diverse customer base in its education, healthcare, sports and entertainment, and business government channels, in the US and Canada representing over 2,000 potential accounts.

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In addition to the National Accounts, the Company sells to food distributors that supply products to the food services market place. Effective July 2, 2014, the Company entered into an exclusive agreement with Sysco Merchandising and Supply Chain Services, Inc. for resale by the Sysco Corporation (“Sysco”) to the foodservice industry of the Company’s ready-to-blend smoothies, shakes and frappes. All Barfresh products will be included in Sysco’s national core selection of beverage items, making Barfresh its exclusive single-serve, pre-portioned beverage provider. The agreement is mutually exclusive; however, Barfresh may also sell the products to other foodservice distributors, but only to the extent required for such foodservice distributors to service multi-unit chain operators with at least 20 units and where Sysco is not such multi- unit chain operator’s nominated distributor for our products.

The Company’s products have been included in Sysco’s “Cutting Edge Solutions” (“CES”) Platform since March of 2016, and are once again included in Sysco’s most recent CES Platform, announced during February of 2017. As part of this platform, our products will receive national advertising and marketing, and will be considered a core product. All 72 of SYSCO’s OPCO’s will participate in the CES program, and will be evaluated on their success in moving the CES products.

On October 26, 2015, Barfresh signed an agreement with PepsiCo North America Beverages, a division of PepsiCo, to become its exclusive sales representative within the food service channel to present Barfresh’s line of ready-to-blend smoothies and frozen beverages throughout the United States and Canada. Through this agreement, Barfresh’ products will be included as part of PepsiCo’s offerings to its significant customer base. The agreement facilitates access to potential National customer accounts, through introductions provided by PepsiCo’s one-thousand plus person foodservice sales team. Barfresh products have become part of PepsiCo’s customer presentations at national trade shows and similar venues.

Finally, the Company intends to monetize the international patents outside of the current area of operations, North America, by expanding contract manufacturing to other countries and selling either through selling agents or internal sales personnel. The Company will also consider entering into some form of license or royalty agreements with third parties.

Barfresh currently utilizes contract manufacturers to manufacture all of the products in the United States. Production lines are currently operational at two locations. The first is in our Salt Lake City contract manufacturer location, which currently produces products sold to existing customers. Currently annual production capacity with this contract manufacturer is 14 million units per year. The second location is with Yarnell Operations, LLC., a subsidiary of Shulze and Burch, located in Arkansas. The Yarnell’s agreement, which was signed during February, 2016, secures additional production capacity ahead of expected sales growth. Barfresh will have the capacity to ramp up to an incremental production capacity of 100 million units through this agreement. Yarnell’s began shipping product for Barfresh during June of 2016. Yarnell’s location enhances the company’s ability to efficiently move product throughout the supply chain to destinations in the eastern United States, home to many of the country’s large foodservice outlets.

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Although there currently is not a contract in place with any suppliers for the raw materials needed to manufacture our products, there are a significant number of sources available and the company does not anticipate becoming dependent on any one supplier. As demand for the range of our products grows, we plan to contract a level of raw material requirements to ensure continuity of supply.

Registrable Securities

On January 29, 2016 Barfresh closed a private placement to accredited investors of $2,670,000 in promissory notes and Series H Warrants to purchase up to 1,297,500 shares of common stock of the Company for aggregate gross proceeds to the Company of $2,670,000. Pursuant to the terms of the convertible promissory notes, approximately 96% of the accrued principal and interest were converted by the holders into our February 26, 2016 financing, described below. The Series H Warrants are exercisable for a term of five years at a per share price of $1.00. The Series H Warrants have piggy-back registration rights.

In February 2016, pursuant to a securities purchase agreement between Barfresh and certain accredited investors, Barfresh sold 7,754,371 shares of its common stock and Series I Warrants to purchase up to 3,877,186 shares of common stock for aggregate gross proceeds to the Company of $6,203,498. The financing consisted of two components: a new equity raise in the amount of $3,570,000 and the conversion into common equity of $2,633,498 of principal and interest of convertible promissory notes previously issued on January 29, 2016. The Series I Warrants are exercisable for a term of five-years at a per share price of $1.00. The shares and common stock issuable upon exercise of the Series I Warrants have the registration rights set forth in that a registration rights agreement between the Company and purchasers.

GVC Capital, LLC, a registered broker dealer was issued 96,680 placement agent warrants in connection with the conversion of the convertible promissory notes issued on January 29, 2016 into the February 26, 2016 financing. The placement agent warrants are exercisable for a term of five-years at a price of $1.00 per share or via cashless exercise.

In December 2013, we closed an offering of $775,000 in short-term notes payable (“Short-Term Notes”). The Short-Term Notes accrued interest at a rate of 2% per annum and were due and payable on December 20, 2014. We also issued 1,291,667 warrants to the Short-Term Note holders for the right to purchase shares of our common stock. Each warrant entitles the holder to purchase one share of our common stock at a price of $0.45 per share, may be exercised on a cashless basis and are exercisable for a period of five years. We exercised our right to extend the due date of the Short-Term Notes to June 20, 2015. The extended Short-Term Notes accrue interest at the rate of 3% per annum and required us to issue additional warrants (“Series EN Warrants”). We issued 898,842 Series EN Warrants to the Short-Term Note holders for the right to purchase shares of our common stock. Each Series EN Warrant entitles the holder to purchase one share of our common stock at a price of $0.485 per share, may be exercised on a cashless basis and are exercisable for a period of three years.

On December 1, 2013, we issued warrants to purchase 300,000 to Greenridge Global, LLC as compensation for services rendered.

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SUMMARY OF THE OFFERING

The Offering

Up to 13,290,915 shares of our common stock, par value $0.000001 per share, of which 1,297,500 are issuable upon exercise of Series H Warrants, 3,891,249 are issuable upon exercise of Series I Warrants, 96,680 are issuable upon exercise of certain placement agent warrants, 57,990 are issuable upon exercise of Series EN warrants and 165,000 are issuable upon the exercise of certain other warrants.

Series H Warrants may be exercised by the payment of the exercise price of $1.00 per share for a term of five years ending in 2020 in cash and have piggyback registration rights

The Series I Warrants may be exercised by the payment of the exercise price of $1.00 per share or via cashless exercise for a term of five years ending in 2021 and have registration rights.

The placement agent warrants may be exercised by the payment of the exercise price of $1.00 per share or via cashless exercise for at term of five years ending 2021 and have piggyback registration rights.

Series EN Warrants may be exercised by the payment of the exercise price of $0.485 per share or via cashless exercise for a term of three years ending in 2017 and have registration rights.

The other warrants may be exercised by the payment of the exercise price of $0.50 per share or via cashless exercise for a term of three years ending in 2016 and have piggyback registration rights.

Trading Market	OTCQB under the symbol “BRFH”

Offering Period	We are registering the selling shareholders’ shares to allow the selling shareholders the opportunity to sell their shares. The shares of common stock being registered include such indeterminate number of shares of common stock as may be issuable with respect to the shares of common stock being registered hereunder as a result of stock splits, stock dividends or similar transactions. The shares of common stock being registered do not include additional shares of common stock issuable as a result of changes in market price of the common stock, issuance by us of shares of equity securities below a certain price or other anti-dilutive adjustments or variables not covered by Rule 416 (“Rule 416”) under the Securities Act of 1933, as amended (“Securities Act”).

Risk Factors	The shares being offered are speculative and involve very high risks, including those listed in “Risk Factors”.

Net Proceeds

We will not receive any proceeds from the sale of any shares by selling shareholders. However, we may receive up to an aggregate of $5,396,054 from the exercise by selling shareholders of warrants to purchase the common stock we are registering under this registration statement.

Use of Proceeds	We expect to use any cash proceeds we receive from the exercise of warrants by selling shareholders for general working capital purposes.

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RISK FACTORS

An investment in the Company’s securities involves significant risks, including the risks described below. You should carefully consider the risks described below before purchasing the shares. The risks highlighted here are not the only ones that the Company faces. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, prospects, financial condition or results of operations could be negatively affected, and you might lose all or part of your investment.

Risks Related to Our Business

We have a history of operating losses

We have a history of operating losses and may not achieve or sustain profitability. These operating losses have been generated while we market to potential customers. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may be unable to sustain or increase profitability and our failure to do so would adversely affect the Company’s business, including our ability to raise additional funds.

A worsening of economic conditions or a decrease in consumer spending may adversely impact our ability to implement our business strategy.

Our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. There is no certainty regarding economic conditions in the United States, and credit and financial markets and confidence in economic conditions could deteriorate at any time. Accordingly, we may experience declines in revenue during economic turmoil or during periods of uncertainty. Any material decline in the amount of discretionary spending, leading cost-conscious consumers to be more selective in restaurants visited, could have a material adverse effect on our revenue, results of operations, business and financial condition.

The challenges of competing with the many food services businesses may result in reductions in our revenue and operating margins.

We compete with many well-established companies, food service and otherwise, on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall guest experience. Our success depends, in part, upon the popularity of our products and our ability to develop new menu items that appeal to consumers across all four day parts. Shifts in consumer preferences away from our products, our inability to develop new menu items that appeal to consumers across all day parts, or changes in our menu that eliminate items popular with some consumers could harm our business. We compete with other smoothie and juice bar retailers, specialty coffee retailers, yogurt and ice cream shops, bagel shops, fast-food restaurants, delicatessens, cafés, take-out food service companies, supermarkets and convenience stores. Our competitors change with each of the four day parts, ranging from coffee bars and bakery cafés to casual dining chains. Many of our competitors or potential competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in the market quicker than we can. In addition, aggressive pricing by our competitors or the entrance of new competitors into our markets, could reduce our revenue and operating margins. We also compete with other employers in our markets for workers and may become subject to higher labor costs as a result of such competition.

Fluctuations in various food and supply costs, particularly fruit and dairy, could adversely affect our operating results.

Supplies and prices of the various ingredients that we are going to use to can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing countries.

These factors subject us to shortages or interruptions in product supplies, which could adversely affect our revenue and profits. In addition, the prices of fruit and dairy, which are the main ingredients in our products, can be highly volatile. The fruit of the quality we seek tends to trade on a negotiated basis, depending on supply and demand at the time of the purchase. An increase in pricing of any fruit that we are going to use in our products could have a significant adverse effect on our profitability. We cannot assure you that we will be able to secure our fruit supply.

Our business depends substantially on the continuing efforts of our senior management and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends on the continued service of our senior management and other key employees. If one or more of our senior executives is unable or unwilling to continue to work for us in his present position, we may have to spend a considerable amount of time and resources searching, recruiting, and integrating a replacement into our operations, which would substantially divert management’s attention from our business and severely disrupt our business. This may also adversely affect our ability to execute our business strategy.

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Our senior management’s limited experience managing a publicly traded company may divert management’s attention from operations and harm our business.

With the exception of our Chief Financial Officer, our senior management team has relatively limited experience managing a publicly traded company and complying with federal securities laws, including compliance with recently adopted disclosure requirements on a timely basis. Our management will be required to design and implement appropriate programs and policies in responding to increased legal, regulatory compliance and reporting requirements, and any failure to do so could lead to the imposition of fines and penalties and harm our business.

We may be unable to attract and retain qualified, experienced, highly skilled personnel, which could adversely affect the implementation of our business plan.

Our success depends to a significant degree upon our ability to attract, retain and motivate skilled and qualified personnel. As we become a more mature company in the future, we may find recruiting and retention efforts more challenging. If we do not succeed in attracting, hiring and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively. The loss of any key employee, including members of our senior management team, and our inability to attract highly skilled personnel with sufficient experience in our industries could harm our business.

Product liability exposure may expose us to significant liability.

We may face an inherent business risk of exposure to product liability and other claims and lawsuits in the event that the development or use of our technology or prospective products is alleged to have resulted in adverse effects. We may not be able to avoid significant liability exposure. Although we believe our insurance coverage to be adequate, we may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products. A product liability claim could hurt our financial performance. Even if we ultimately avoid financial liability for this type of exposure, we may incur significant costs in defending ourselves that could hurt our financial performance and condition.

Our inability to protect our intellectual property rights may force us to incur unanticipated costs.

Our success will depend, in part, on our ability to obtain and maintain protection in the United States and internationally for certain intellectual property incorporated into our products. Our intellectual property rights may be challenged, narrowed, invalidated or circumvented, which could limit our ability to prevent competitors from marketing similar solutions that limit the effectiveness of our patent protection and force us to incur unanticipated costs. In addition, existing laws of some countries in which we may provide services or solutions may offer only limited protection of our intellectual property rights.

Our products may infringe the intellectual property rights of third parties, and third parties may infringe our proprietary rights, either of which may result in lawsuits, distraction of management and the impairment of our business.

As the number of patents, copyrights, trademarks and other intellectual property rights in our industry increases, products based on our technology may increasingly become the subject of infringement claims. Third parties could assert infringement claims against us in the future. Infringement claims with or without merit could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, might not be available on terms acceptable to us, or at all. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation to determine the validity of any claims, whether or not the litigation is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel from productive tasks. If there is an adverse ruling against us in any litigation, we may be required to pay substantial damages, discontinue the use and sale of infringing products and expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. Our failure to develop or license a substitute technology could prevent us from selling our products.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our share price and trading volume could decline.

The trading market for our common stock may be impacted, in part, by the research and reports that securities or industry analysts publish about our business or us. There can be no assurance that analysts will cover us, continue to cover us or provide favorable coverage. If one or more analysts downgrade our stock or change their opinion of our stock, our share price may decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance initiatives and corporate governance practices.

As a public company, we will continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly.

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We cannot predict or estimate the amount of additional costs we may incur to continue to operate as a public company, nor can we predict the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting. As such, our management has conducted this evaluation and, as of December 31, 2016, identified the following material weaknesses in the Company’s internal control over financial reporting:

●	We do not have a fully independent audit committee: We are not currently obligated to have a fully independent audit committee, including a member who is an “audit committee financial expert,” as defined in Item 407 of Regulation S-K, under applicable regulations or listing standards. However, it is management’s view that such a committee is an important internal control over financial reporting, the lack of which may result in ineffective oversight in the establishment and monitoring of internal controls and procedures.

●	Inadequate Segregation of Duties: We have an inadequate number of personnel to properly implement certain control procedures related to segregation of duties.

Management has concluded that our disclosure controls and procedures are not effective. Effective internal control over financial reporting is necessary to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. We will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to modify and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Continued identification of one or more material weaknesses in our internal control over financial reporting could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

As a Delaware corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Some foreign companies, including some that may compete with our Company, may not be subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in countries in which we conduct our business. However, our employees or other agents may engage in conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Ownership of Our Common Stock

Our common stock is quoted on the OTCQB, which may have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTCQB, which is a significantly more limited trading market than the New York Stock Exchange, or the NASDAQ Stock Market. The quotation of the Company’s shares on the OTCQB may result in a less liquid market available for existing and potential shareholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

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There is limited liquidity on the OTCQB, which may result in stock price volatility and inaccurate quote information.

When fewer shares of a security are being traded on the OTCQB, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information. Due to lower trading volumes in shares of our common stock, there may be a lower likelihood of one’s orders for shares of our common stock being executed, and current prices may differ significantly from the price one was quoted at the time of one’s order entry.

If we are unable to adequately fund our operations, we may be forced to voluntarily file for deregistration of our common stock with the SEC.

Compliance with the periodic reporting requirements required by the SEC consumes a considerable amount of both internal, as well external, resources and represents a significant cost for us. If we are unable to continue to devote adequate funding and the resources needed to maintain such compliance, while continuing our operations, we could be forced to deregister with the SEC. After the deregistration process, our common stock would only be tradable on the “Pink Sheets” and could suffer a decrease in or absence of liquidity.

Because we became public by means of a “reverse merger”, we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we became public through a “reverse merger”. Securities analysts of major brokerage firms may not provide coverage of us since there is little incentive to brokerage firms to recommend the purchase of our common stock. We cannot assure you that brokerage firms will want to conduct any secondary offerings on behalf of our Company in the future.

Future sales of our common stock in the public market could lower the price of our common stock and impair our ability to raise funds in future securities offerings.

Future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the then prevailing market price of our common stock and could make it more difficult for us to raise funds in the future through a public offering of our securities.

Our common stock is thinly traded, so you may be unable to sell at or near asking prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Currently, the Company’s common stock is quoted in the OTCQB and future trading volume may be limited by the fact that many major institutional investment funds, including mutual funds, as well as individual investors follow a policy of not investing in OTCQB stocks and certain major brokerage firms restrict their brokers from recommending OTCQB stocks because they are considered speculative, volatile and thinly traded. The OTCQB market is an inter-dealer market much less regulated than the major exchanges and our common stock is subject to abuses, volatility and shorting. Thus, there is currently no broadly followed and established trading market for the Company’s common stock. An established trading market may never develop or be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. Absence of an active trading market reduces the liquidity of the shares traded there.

The trading volume of our common stock has been and may continue to be limited and sporadic. As a result of such trading activity, the quoted price for the Company’s common stock on the OTCQB may not necessarily be a reliable indicator of its fair market value. Further, if we cease to be quoted, holders would find it more difficult to dispose of our common stock or to obtain accurate quotations as to the market value of the Company’s common stock and as a result, the market value of our common stock likely would decline.

Our common stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting the Company’s competitors or the Company itself. In addition, the OTCQB is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

We are subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

Our common stock is currently quoted on the OTCQB. Our common stock is subject to the requirements of Rule 15(g)-9, promulgated under the Securities Exchange Act as long as the price of our common stock is below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990, also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. Generally, the Commission defines a penny stock as any equity security not traded on a national exchange that has a market price of less than $5.00 per share. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

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Because we do not intend to pay dividends, shareholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our preferred stock or common stock. For the foreseeable future, it is expected that earnings, if any, generated from our operations will be used to finance the growth of our business, and that no dividends will be paid to holders of the Company’s common stock. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There can be no guarantee that our common stock will appreciate in value.

The price of our common stock may become volatile, which could lead to losses by investors and costly securities litigation.

The trading price of our common stock is likely to be highly volatile and could fluctuate in response to factors such as:

●	actual or anticipated variations in our operating results;

●	announcements of developments by us or our competitors;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

●	adoption of new accounting standards affecting the our industry;

●	additions or departures of key personnel;

●	introduction of new products by us or our competitors;

●	sales of our common stock or other securities in the open market; and

●	other events or factors, many of which are beyond our control.

The stock market is subject to significant price and volume fluctuations. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been initiated against such a company. Litigation initiated against us, whether or not successful, could result in substantial costs and diversion of our management’s attention and Company resources, which could harm our business and financial condition.

Investors may experience dilution of their ownership interests because of the future issuance of additional shares of our common stock.

We intend to continue to seek financing through the issuance of equity or convertible securities to fund our operations. In the future, we may also issue additional equity securities resulting in the dilution of the ownership interests of our present shareholders. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for our common stock in connection with hiring or retaining employees, future acquisitions or for other business purposes. The future issuance of any such additional shares of common stock will result in dilution to our shareholders and may create downward pressure on the trading price of our common stock.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

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NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “predict”, “project”, “should”, “will”, “would” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

●	the success, cost and timing of our sales and licensing activities;

●	our ability to attract collaborators with development, marketing and commercialization expertise;

●	the size and growth potential of the markets for our products, and our ability to serve those markets;

●	the performance of our third-party suppliers and manufacturers;

●	our ability to attract and retain key management personnel;

●	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and

●	our expectations regarding our ability to maintain and protect intellectual property protection for our products.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under “Risk Factors”. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered under this prospectus by the selling shareholders. Rather, the selling shareholders will receive those proceeds directly.

However, we may receive up to an aggregate of $5,396,054 from the exercise by selling shareholders of warrants to purchase the common stock we are registering under this registration statement. We expect to use any cash proceeds from the exercise of warrants for general working capital purposes.

SELLING SHAREHOLDERS

We are registering 13,290,915 shares of our common stock, par value $0.000001 per share, of which 1,297,500 are issuable upon exercise of Series H Warrants and 3,891,249 are issuable upon exercise of Series I Warrants, 96,680 shares are issuable upon exercise of certain placement agent warrants, 57,990 are issuable upon exercise of Series EN Warrants and 165,000 are issuable upon exercise of certain other warrants. The shares of common stock being registered include such indeterminate number of shares of common stock as may be issuable with respect to the shares of common stock being registered hereunder only as a result of stock splits, stock dividends or similar transactions. The shares of common stock being registered do not include additional shares of common stock issuable as a result of changes in market price of the common stock, issuance by us of equity securities below a certain price or other anti-dilutive adjustments or variables not covered by Rule 416. All shares that may be issued will be restricted securities as that term is defined in Rule 144 under the Securities Act, and will remain restricted unless and until such shares are sold pursuant to this prospectus, or otherwise are sold in compliance with Rule 144.

No shareholder may offer or sell shares of our common stock under this prospectus unless such shareholder has notified us of such shareholder’s intention to sell shares of our common stock and the registration statement of which this prospectus is a part has been declared effective by the SEC and remains effective at the time such selling shareholder offers or sells such shares. We are required to amend the registration statement of which this prospectus is a part to reflect material developments in our business and current financial information. Each time we file a post-effective amendment to our registration statement with the SEC, it must first become effective prior to the offer or sale of shares of our common stock by the selling shareholders.

The following table sets forth as of June 14, 2017, information regarding the current ownership of our common stock by the persons identified, based on information provided to us by them, which we have not independently verified. We have assumed for purposes of the table that the selling shareholders will sell all of the shares offered by this prospectus. The selling shareholders may, from time to time, offer all or some of their shares under this prospectus or in another manner. No assurance can be given as to the actual number of shares that will be resold by the selling shareholders (or any of them). In addition, a selling shareholder may have already sold or otherwise disposed of shares in transactions exempt from the registration requirements of the Securities Act. The selling shareholders are not making any representation that the shares covered by this prospectus will be offered for sale. Except as set forth below, no selling shareholder has held any position nor had any material relationship with our affiliates or us during the past three years. Except as set forth below, each of the selling shareholders has advised the Company that it is not a registered broker-dealer or an affiliate of a registered broker-dealer.

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Name of Selling Shareholder	Number of Shares Owned Before Offering		Number of Shares Being Offered	Number of Shares Owned After Offering	Percent of Shares Owned After Offering

William D. Moreland	2,422,814	[1]	2,422,814	0	0
Theodore Edward Dastoli	56,250	[2]	56,250	0	0
Steven P. Cugine	300,000	[3]	120,691	179,309	*
Rodney Cerny	60,572	[4]	60,572	0	0
Pacific Grove Master Fund, L.P.[5]	5,625,000	[6]	5,625,000	0	0
AMLM Pty Limited ATF The Mitchell Family Trust[7]	46,875	[8]	46,875	0	0
Jon P. Jung	48,458	[9]	48,458	0	0
John J. Trant	36,155	[10]	36,155	0	0
Ephraim Fields	831,732	[11]	562,500	0	0
Cornelius J. Sullivan	241,121	[12]	241,121	0	*
Clifford Marshall Athey	120,931	[13]	120,931	0	0
Julie A. Seiden Trust A14	221,353	[15]	121,353	100,000	*
Julie A. Seiden Trust B16	121,353	[17]	121,353	0	0
Joseph M. Cugine[18]	670,871	[19]	120,871	550,000	*
GE Price Superannuation Fund[20]	60,731	[21]	60,731	0	0
Angus Charles Cuthbertson	392,688	[22]	242,688	150,000	*
Bansbach Capital Group, LLC[23]	242,299	[24]	242,283	0	0
Vicki Barone[25]	4,834	[26]	4,834	0	0
Steven M. Bathgate[27]	28,000	[28]	28,000	0	0
James Bisping	60,131	[29]	60,131	0	0
William Robert Gregozeski	300,000	[30]	165,000	0	*
Michael E. Donnelly[31]	325,968	[32]	208,735	117,233	*
2 J Realty Investment LLC[33]	603,626	[34]	603,626	0	0
Fivex Pty Ltd ATF the Harbourview Share Portfolio Trust[35]	242,575	[36]	242,575	0	0
Joseph Tesoriero[37]	121,290	[38]	121,290	0	0
Giuseppe Delle Coste	109,841	[39]	48,498	61,343	0
GVC Partners LLC[40]	19,336	[41]	19,336	0	0
Richard T. Huebner[42]	4,454	[43]	4,454	0	0
Jennifer Toth	120,931	[44]	120,931	0	0
Jeff Osterfeld TOD	375,000	[45]	375,000	0	0
Jesse Brooks Nichols[46]	5,620	[47]	5,620	0	0
Mathew Kelsall[48]	4,834	[49]	4,834	0	0
Brian McMahon	73,085	[50]	73,085	0	0
Mirella Delle Coste	1,063,444	[51]	242,458	820,986	*
R.D. Capital Holdings Pty Ltd[52]	19,780,909	[53]	121,140	19,659,769	20.8
Pensel Pty Limited ATF Superannuation Fund[54]	254,182	[55]	48,589	205,593	0
Todd R. Burmeister	60,115	[56]	60,115	0	0
Timothy F. Trant	187,500	[57]	120,541	0	0
Mark Y. Abdou	441,705	[58]	42,188	398,977	*
David Robert Morgan	242,575	[59]	242,575	0	0
Farinway Pty Ltd[60]	48,589	[61]	48,589	0	0
Koudsi Revocable Trust[62]	28,125	[63]	28,125	0	0

* Less than 1%

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1Includes 640,938 shares issuable upon exercise of Series I Warrants and 500,000 shares issuable upon exercise of Series H Warrants.

2 Includes 18,750 shares issuable upon exercise of Series I Warrants.

3 Includes 100,000 shares underlying certain warrants, including 31,897 shares underlying Series I Warrants and 25,000 shares underlying Series H Warrants.

4 Includes 16,024 shares underlying Series I Warrants and 12,500 shares underlying Series H Warrants.

5 Registered Investment Company under the Investment Company Act of 1940.

6 Includes 1,875,000 shares underlying Series I Warrants.

7 Anne Mitchell and Luke Mitchell are the individuals with voting and investment control over the shares held by this trust.

8 Includes 15,625 shares underlying Series I Warrants.

9 Includes 12,819 shares underlying Series I Warrants and 10,000 shares underlying Series H Warrants.

10 Includes 9,552 shares underlying Series I Warrants and 7,500 shares underlying Series H Warrants.

11 Includes 187,500 shares underlying Series I Warrants.

12 Includes 63,707 shares underlying Series I Warrants and 50,000 shares underlying Series H Warrants.

13 Includes 31,977 shares underlying Series I Warrants and 25,000 shares underlying Series H Warrants.

14 Arthur L. Seiden, as trustee, is the individual with voting and investment control over the shares held by this trust.

15 Includes 32,118 shares underlying Series I Warrants and 25,000 shares underlying Series H Warrants.

16 Arthur L. Seiden, as trustee, is the individual with voting and investment control over the shares held by this trust.

17 Includes 32,118 shares underlying Series I Warrants and 25,000 shares underlying Series H Warrants.

18 President of Barfresh Food Group, Inc.

19 Includes 31,957 shares underlying Series I Warrants and 25,000 shares underlying Series H Warrants.

20 Gary Price is the individual with voting and investment control over the shares held by this entity.

21 Includes 16,077 shares underlying Series I Warrants and 12,500 shares underlying Series H Warrants.

22 Includes 64,229 shares underlying Series I Warrants, 50,000 shares underlying Series H Warrants and 150,000 shares underlying certain options.

23 Louis P. Bansbach IV, as managing member, is the individual with voting and investment control over the shares held by this entity.

24 Includes 64,094 shares underlying Series I Warrants and 50,000 shares underlying Series H Warrants.

25 Principal of GVC Capital, LLC, a registered broker dealer.

26 Consists of 4,834 shares underlying placement agent warrants.

27 Affiliate of GVC Capital, LLC, a registered broker dealer.

28 Consists of 28,000 shares underlying placement agent warrants.

29 Includes 15,877 shares underlying Series I Warrants and 12,500 shares underlying Series H Warrants.

30 Consists of 300,000 shares underlying warrants.

31 Affiliate of GVC Capital, LLC, a registered broker dealer.

32 Includes 29,602 shares underlying placement agent warrants, 57,990 Series EN Warrants, 32,048 shares underlying Series I Warrants and 25,000 shares underlying Series H Warrants.

33 Jason Eiswerth and Jeffrey Dellorusso, as managing members, are the individuals with voting and investment control over the shares held by this entity.

34 Includes 159,542 shares underlying Series I Warrants and 125,000 shares underlying Series H Warrants.

35 Joshua Berger is the individual with voting and investment control over the shares held by this entity.

36 Includes 64,192 shares underlying Series I Warrants and 50,000 shares underlying Series H Warrants.

37 Chief Financial Officer of the Company.

38 Includes 32,096 shares underlying Series I Warrants and 25,000 shares underlying Series H Warrants.

39 Includes 12,833 shares underlying Series I Warrants and 10,000 shares underlying Series H Warrants.

40 Steve Bathgate, Richard Huebner, Vicki Barone and Greg Fulton are the individuals with voting and investment control over the shares held by this entity. They all disclaim beneficial ownership of the shares held by this entity due to the fact that the shares are held by the firm and do not belong to any of this individuals alone.

41 Consists of shares underlying placement agent warrants.

42 Affiliate of GVC Capital, LLC, a registered broker dealer.

43 Consists of shares underlying placement agent warrants.

44 Includes 31,977 shares underlying Series I Warrants and 25,000 shares underlying Series H Warrants.

45 Includes 125,000 shares underlying Series I Warrants.

46 Affiliate of GVC Capital, LLC, a registered broker dealer.

47 Consists of shares underlying placement agent warrants.

48 Affiliate of GVC Capital, LLC, a registered broker dealer.

49 Consists of shares underlying placement agent warrants.

50 Includes 16,028 shares underlying Series I Warrants and 25,000 shares underlying Series H Warrants.

51 Includes 64,153 shares underlying Series I Warrants and 50,000 shares underlying Series H Warrants and 400,000 shares underlying certain other warrants.

52 Riccardo Delle Coste, the Chief Executive Officer and a director of the Company, is the individual with voting and investment control over the shares held by this entity.

53 Includes 32,048 shares underlying Series I Warrants and 25,000 shares underlying Series H Warrants and 482,647 shares underlying certain other warrants.

54 David Paul Selig and Katrina Jane Beatrice Selig are the individuals with voting and investment control over the shares held by this entity.

55 Includes 12,863 shares underlying Series I Warrants and 10,000 shares underlying Series H Warrants.

56 Includes 15,872 shares underlying Series I Warrants and 12,500 underlying Series H Warrants.

57 Includes 31,847 shares underlying Series I Warrants and 25,000 shares underlying Series H Warrants.

58 Includes shares underlying 14,063 Series I Warrants and shares underlying 67,500 certain other warrants.

59 Includes 64,192 shares underlying Series I Warrants and 50,000 shares underlying Series H Warrants.

60 Michael Wiener is the individual with voting and investment control over the shares held by this entity.

61 Includes 12,863 shares underlying Series I Warrants and 10,000 shares underlying Series H Warrants.

62 John J. Koudsi is the individual with voting and investment control over the shares held by this entity.

63 Includes 9,375 shares underlying Series I Warrants.

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PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders may sell or dispose of the securities in one or more of the following ways (or in any combination) from time to time:

●	through underwriters or dealers;

●	directly to a limited number of purchasers or to a single purchaser (including block transactions);

●	through agents; or

●	an offering of shares by way of a distribution to shareholders, partners or members.

If the selling shareholders use underwriters in the sale, the securities will be acquired by the underwriters for their own account(s) and may be resold from time to time in one or more transactions, including:

●	negotiated transactions;

●	at a fixed public offering price or prices, which may be changed;

●	at market prices prevailing at the time of sale;

●	at prices related to prevailing market prices; or

●	at negotiated prices.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares of common stock, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction, not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

The obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

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The selling shareholders may sell the securities through agents from time to time. Generally, any agent will be acting on a best-efforts basis for the period of its appointment.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling shareholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the shares of common stock by the selling shareholders.

As used herein, “selling shareholders” includes donees, pledgees, distributees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a named selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer.

Underwriters and agents may be entitled under agreements entered into with the selling shareholders, if applicable, to indemnification by the selling shareholders, if applicable, against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of our securities by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act). In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

LEGAL PROCEEDINGS

We are not party to any lawsuits or legal proceedings, the adverse outcome of which, in management’s opinion, individually or in the aggregate, would have a material adverse affect on our results of operations and financial position, and have no knowledge of any threatened or potential lawsuits or legal proceedings against us. From time to time, we may be involved in litigation relating to claims arising out of operations in the ordinary course of business.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS

Directors and Executive Officers

The following sets forth information about our directors and executive officers as of the date of this Report:

Name	Age	Position
Riccardo Delle Coste	36	President, Chief Executive Officer and Chairman
Joseph S. Tesoriero	62	Chief Financial Officer
Steven Lang	63	Director
Arnold Tinter	71	Secretary and Director
Joseph M. Cugine	55	Director
Alice Elliot	59	Director
Alexander H. Ware	54	Director
Isabelle Ortiz-Cochet	55	Director

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Riccardo Delle Coste has been the Chairman of our board of directors, President and Chief Executive Officer since January 10, 2012. He has also been the President and Chief Executive Officer of Barfresh Inc., a Nevada corporation and our wholly owned subsidiary (“Barfresh NV”), since its inception. Mr. Delle Coste is the inventor of the patented technology and the creator of Barfresh. Mr. Delle Coste developed a unique system using controlled pre-packaged portions to deliver a freshly made smoothie that is quick, cost efficient, healthy and with no waste. In building the business, he is responsible for securing new business and maintaining key client relationships. He is also responsible for the development of new product from testing to full-scale production, establishment of the manufacturing facilities that have all necessary accreditations, technology development, product improvement and R&D with new product launches. Mr. Delle Coste also has over five years of investment banking experience. Mr. Delle Coste attended Macquarie University, Sydney, Australia while studying for a Bachelor of Commerce for 3.5 years but left to pursue business interests before receiving a degree.

Qualifications: Mr. Delle Coste has 17 years of experience within retail, hospitality and dairy manufacturing.

Joseph S. Tesoriero was appointed as Chief Financial Officer of the Company on May 18, 2015. Mr. Tesoriero has served as an independent director of Smart & Final Stores, Inc. (NYSE: SFS) since July of 2014, where he serves as Chairman of the Audit Committee and a member of the Nominating and Governance Committee. He was most recently engaged as a financial advisor for Dole Asia Holdings, Ltd. Pte., a Singapore based wholly owned subsidiary of Itochu Corporation of Japan, from April 2013 to October 2013. Prior to this consulting engagement, Mr. Tesoriero served as Executive Vice Present and Chief Financial Officer of Dole Food Company Inc. from February 2010 to April 2013, as its Vice President and Chief Financial Officer from August 2004 to February 2010 and as its Vice President of Tax from September 2002 to August 2004. Prior to joining Dole, Mr. Tesoriero was Senior Vice President of Tax of Global Crossing (1998-2002), Vice President of Tax of Coleman Camping Equipment (1997-1998), International Tax Attorney with Revlon Cosmetics (1989-1997) and Tax Attorney with IBM (1980-1988). Mr. Tesoriero began his career in 1978 as a Tax Associate with Haskins & Sells (now Deloitte Touche). Mr. Tesoriero holds a B.S. in Accounting from Villanova University, a J.D. from New York Law School and an LL.M. in Taxation from Boston University. He has been a member of the New York State Bar since 1978.

Qualifications: Mr. Tesoriero has over 30 years of experience in corporate finance leadership positions.

Steven Lang was appointed as Director of the Company on January 10, 2012. He has also served as Secretary of Barfresh NV since its inception. Prior to joining Barfresh NV, from 2003 to 2007, Mr. Lang was a director of Vericap Finance Limited, a company that specializes in providing advice to and investing in Australian companies with international growth potential. From 1990 to 1999, he served as a director of Babcock & Brown’s Australian operations where he was responsible for international structured finance transactions. Mr. Lang received a Bachelor of Commerce and a Bachelor of Laws from the University of New South Wales in 1976 and a Master of Laws from the University of Sydney in 1984. He has been a member of the Institute of Chartered Accountants in Australia and was licensed to practice foreign law in New York.

Qualifications: Mr. Lang has over 35 years of experience in business, accounting, law and finance and served as Chairman of an Australian public company.

Arnold Tinter was appointed as Director, Chief Financial Officer and Secretary of the Company on January 10, 2012. Mr. Tinter resigned his position as Chief Financial Officer on May 18, 2015 served temporarily as Principal Accounting Officer. Mr. Tinter founded Corporate Finance Group, Inc., a consulting firm located in Denver, Colorado, in 1992, and is its President. Corporate Finance Group, Inc., is involved in financial consulting in the areas of strategic planning, mergers and acquisitions and capital formation. He has been the chief financial officer and a director of other public companies: From 2012 to 2016, LifeApps Digital Media Inc. and Arvana Inc. From 2006 to 2010 he was the chief financial officer of Spicy Pickle Franchising, Inc. In all of the companies his responsibilities included oversight of all accounting functions, including SEC reporting, strategic planning and capital formation. From May 2001 to May 2003, he served as chief financial officer of Bayview Technology Group, LLC, a privately held company that manufactured and distributed energy-efficient products. From May 2003 to October 2004, he also served as that company’s chief executive officer. Prior to 1990, Mr. Tinter was chief executive officer of Source Venture Capital, a holding company with investments in the gaming, printing and retail industries. Mr. Tinter received a B.S. degree in Accounting in 1967 from C.W. Post College, Long Island University, and is licensed as a Certified Public Accountant in Colorado.

Qualifications: Mr. Tinter has over 40 years of experience as a Certified Public Accountant and a financial consultant. During his career he served as a director of numerous public companies.

Joseph M. Cugine was appointed as Director of the Company on July 29, 2014 and on April 27, 2015, was appointed president of our wholly owned subsidiary, Smoothie Inc. Mr. Cugine is the owner and president of Cugine Foods and JC Restaurants, a franchisee of Taco Bell and Pizza Hut in New York. He is also president and owner of Restaurant Consulting Group LLC. Prior to owning and operating his own firms, Mr. Cugine held a series of leadership roles with PepsiCo, lastly as chief customer officer and senior vice president of PepsiCo’s Foodservice division. Mr. Cugine also serves on the board of directors of The Chef’s Warehouse, Inc., a publicly traded specialty food products distributor in the U.S., as well as Ridgefield Playhouse and R4 Technology. He received his B.S. degree from St. Joseph’s University in Philadelphia.

17

Qualifications: Mr. Cugine’s career in sales, marketing, operations and supply chain spans more than 25 years. He has extensive industry contacts and proven experience leading and advising numerous successful food distribution companies.

Alice Elliot was appointed as Director of the Company on October 15, 2014. Ms. Elliot is the founder and chief executive of The Elliot Group, a global retained executive search firm specializing in the hospitality, foodservice, retail and service sectors. For more than 20 years, Ms. Elliot has hosted the exclusive invitation only ‘Elliot Leadership Conference.’ She was a co-founder of ‘The Elliot Leadership Institute,’ a nonprofit organization dedicated to leadership development and advancement in the foodservice industry, and is known for her philanthropic and educational endeavors and contributions. Throughout her career, Ms. Elliot has received various industry honors, including the Trailblazer Award from the Women’s Foodservice Forum and induction into the National Restaurant Association Educational Foundation’s College of Diplomates. She was also recently named to the Nation’s Restaurant News list of the 50 Most Powerful People in Foodservice.

Qualifications: Well recognized for the placement of senior-level executives at public and privately held restaurant organizations nationwide, Ms. Elliot is sought out for their intellectual and strategic thought leadership.

Alexander H. Ware was appointed as director of the company on July 13, 2016. Mr. Ware currently serves as the Executive Vice President & Chief Financial Officer of Buffalo Wild Wings since October 2016. Mr. Ware previously served as Executive Chairman of MStar Holding Corporation. Mr. Ware served as Interim Chief Executive Officer for MStar Holding Corporation in 2013. Prior to his time at MStar Holding Corporation, he served as a Senior Advisor and previously as Executive Vice President of Strategic Development of Pohlad Companies, a family office, from 2010 to 2015. He served in increasing capacities at PepsiAmericas, Inc. and related companies for a total of 16 years culminating as Executive Vice President & Chief Financial Officer in 2010. Previously, he was Senior Associate in their Environmental Practice at Booz Allen Hamilton, Inc. from 1990-1994. Mr. Ware received his Bachelor of Arts degree in Economics from the Hampden-Sydney College and his Master of Business Administration from Darden Graduate School of Business at University of Virginia.

Qualifications: Mr. Ware brings over 30 years of experience in leadership, strategic planning and business portfolio management.

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Isabelle Ortiz-Cochet was appointed as director of the Company on December 16, 2016. She is the Chief Investment Officer for Unibel, parent company of Bel Group. Bel is an international France-based group, a world leader in branded cheese business, with brands such as Laughing Cow, Mini-Babybel or Boursin. In that position since January 2016, Ms. Ortiz-Cochet drives Unibel diversification strategy, and leads the investment portfolio development. She was previously VP Strategic Development at Bel Group Form September 2013 to December 2015. From 2007 to 2013, based out of Bel’s New York office, Ms. Ortiz-Cochet led the development of long term strategies in North and South America, as well as Marketing strategy in the region. Prior to that position, she held a number of leadership positions in marketing and global strategy at Bel out of the Paris office, at French, European and corporate levels. Isabelle began her career with Kimberly Clark in France. Isabelle earned a master degree from ESSEC Business School in France, and an executive MBA from HEC Business School, France.

Pursuant to the investor rights agreement between Barfresh and Unibel dated November 23, 2016, Unibel is entitled to appoint one director to the board of directors of Barfresh, which director is entitled to sit on each committee of the board of directors selected by the Unibel, unless Unibel has beneficial ownership of less than: (i) 75.0% of the Shares; and (ii) 5.0% of the company’s issued and outstanding common stock. Unibel has designated Isabelle Ortiz-Cochet as its board designee. Barfresh has agreed to call shareholder meetings whenever necessary to ensure Unibel’s designee is elected as a director. At any time that Unibel’s designee is not a director, Unibel’s designee will be entitled to be a board observer. Riccardo Delle Coste, Steven Lang and their respective affiliates have agreed to vote their shares in favor of Unibel’s designee.

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Employment Agreements

On April 27, 2015, Smoothie, Inc. entered into an executive employment agreement with Riccardo Delle Coste, its Chief Executive Officer and director. Mr. Delle Coste is also the Chief Executive Officer and Chairman of the Company. Pursuant to the employment agreement, he will receive a base salary of $350,000 and performance bonuses of 75% of his base salary based on mutually agreed upon performance targets. In addition, Mr. Delle Coste will receive up to an additional 500,000 performance options, on an annual basis. All options granted under the employment agreement are subject to the Company’s 2015 Equity Incentive Plan.

On April 27, 2015, Smoothie, Inc. entered into an executive employment agreement with Joseph M. Cugine to serve as President of Smoothie, Inc. Pursuant to the employment agreement, Mr. Cugine will receive a base salary of $300,000 and performance bonuses of 75% of his base salary based on mutually agreed upon performance targets. In addition, Mr. Cugine will receive 8-year options to purchase up to 600,000 shares of Barfresh, one-half vesting on each of the second and third anniversaries of the date of Mr. Cugine’s employment agreement. In addition, he will receive up to an additional 500,000 performance options, on an annual basis. All options granted under the employment agreement are subject to the Company’s 2015 Equity Incentive Plan

The Company entered into an executive employment agreement with Joseph S. Tesoriero on May 18, 2015, pursuant to which he agreed to serve as Chief Financial Officer. Pursuant to the employment agreement, Mr. Tesoriero will receive a base salary of $250,000 and performance bonuses of 75% of his base salary, based upon performance targets determined by the Board of Directors. In addition, Mr. Tesoriero was granted 350,000 shares of common stock of Barfresh and 8-year options to purchase up to 500,000 shares of common stock of Barfresh. One-half of each of the share and option grants vests on each of the second and third anniversaries of the date of commencement of Mr. Tesoriero’s employment. Mr. Tesoriero will also receive 8-year performance options to purchase up to an additional 350,000 shares on an annual basis. All shares and options granted under the employment agreement are subject to the Company’s 2015 Equity Incentive Plan.

Term of Office

Directors are appointed for a one-year term to hold office until the next annual general meeting of shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until the earlier of resignation or removal.

Director Independence

We use the definition of “independence” standards as defined in the NASDAQ Stock Market Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship, which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. We have determined that four of our seven directors are independent, which constitutes a majority.

Board Committees

We currently have an audit committee, a compensation committee and a nominating and governance committee. The members of the audit committee are Arnold Tinter, Steven Lang and Riccardo Delle Coste. The audit committee is primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. None of the members of the audit committee are independent, as defined above. In the future we will have an independent member of the committee. The members of the compensation committee are Arnold Tinter, Alice Elliot and Riccardo Delle Coste. The compensation committee is primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The members of the nominating committee are Arnold Tinter, Alice Elliot and Steven Lang. The nominating and governance committee is primarily responsible for overseeing corporate governance and for identifying, evaluating and recommending individuals to serve as directors of the company.

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Legal Proceedings

To the best of our knowledge, none of our executive officers or directors are parties to any material proceedings adverse to the Company, have any material interest adverse to the Company or have, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against him/her or any business of which he/she was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities, futures, commodities or banking activities;

●	been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been subject to, or party to, any judicial or administrative order, judgment, decree , or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (i) any Federal or State securities or commodities law or regulation, (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Ethics

Our Chief Executive Officer, and our Chief Financial Officer are bound by a Code of Ethics that complies with Item 406 of Regulation S-K of the Exchange Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our shares of common stock beneficially owned as of June 14, 2017 for (i) each shareholder known to be the beneficial owner of 5% or more of our outstanding shares of common stock, (ii) each named executive officer and director, and (iii) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days through an exercise of stock options or warrants or otherwise. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of June 14, 2017. As of June 14, 2017, the Company had 118,322,070 shares of common stock outstanding. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of June 14, 2017 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

The following table sets forth certain information regarding our shares of common stock beneficially owned as of June 14, 2017, for (i) each shareholder known to be the beneficial owner of 5% or more of our outstanding shares of common stock, (ii) each named executive officer and director, and (iii) all executive officers and directors as a group. A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days through an exercise of stock options or warrants or otherwise. Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of June 14, 2017. As of June 14, 2017, the Company had 118,322,070 shares of common stock outstanding. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of June 14, 2017 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

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	Common Stock
Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Percent of class o/s	Shares held		Convertible shares	Options Exercisable		Warrants Exercisable		Percent of o/s only
Riccardo Delle Coste (2) (3) (4) (5) (6) (7)	20,621,266	17.32%	19,854,156	(3)		383,333	(4)	383,777	(5) (6) (7)	16.78%

Steven Lang (8) (9) (10) (11)	20,033,061	16.84%	19,393,424	(9)		356,990	(10)	282,647	(11)	16.39%

Joseph Tesoriero (12) (13) (14)	663,219	0.56%	278,257			308,333	(13)	76,629	(14)	0.24%

Arnold Tinter (15) (16)	950,000	0.80%	800,000			150,000	(16)			0.68%

Joe Cugine (17) (18) (19)	1,785,492	1.50%	1,306,139			383,333	(18)	96,020	(19)	1.10%

Alice Elliot (20) (21) (22)	678,255	0.57%	424,599	(21) (22)		123,656	(23)	130,000	(24)	0.36%

Alexander Ware (25) (26) (27)	318,224	0.27%	240,099	(26)				78,125	(27)	0.20%

Isabelle Ortiz-cochet (28) (29) 2 Allee De Longchamp Suresnes, France	33,603	0.03%				33,603	(29)			0.00%

All directors and officers as a group (8 persons)	45,083,120	37.23%	42,296,674			1,739,248		1,047,198		35.75%

Unibel (30) 2 Allee De Longchamp Suresnes, France 92150	23,437,500	18.58%	15,625,000					7,812,500	(30)	13.21%

Lazarus Investment Partners LLLP (31) 3200 Cherry Creek South Drive Suite 670 Denver, CO 80209	17,234,548	14.00%	12,421,318					4,813,230	(31)	10.50%

Wolverine Asset Management, LLC (“WAM”)(32) (33) 175 West Jackson Blvd. Suite 340 Chicago, IL 60604	6,501,600	5.40%	4,501,600					2,000,000	(32)	3.80%

1	The address of those listed, except as noted is c/o Barfresh Food Group Inc., 8383 Wilshire Blvd., Beverly Hills, CA 90211
2	Mr. Delle Coste is the Chief Executive Officer , President and a Director of the Company
3	Includes 19,454,156 shares owned by R.D. Capital Holdings PTY Ltd. and of which Riccardo Delle Coste is deemed to be a beneficial owner.
4	Includes 383,333 shares underlying options granted.
5	Includes 282,647 shares underlying warrants issued in connection with a promissory note the holder of which was R.D. Capital Holdings PTY Ltd. And of which Riccardo Delle Coste is deemed to be a beneficial owner.
6	Includes 25,000 shares underlying warrants issued in connection with a promissory note the holder of which was R.D. Capital Holdings PTY Ltd. and of which Riccardo Delle Coste is deemed to be a beneficial owner.
7	Includes 76,130 shares underlying warrants issued in connection with the purchase of common shares, the holder of which was R.D. Capital Holdings PTY Ltd. and of which Riccardo Delle Coste is deemed to be a beneficial owner.
8	Mr. Lang is a Director of the Company
9	Includes 19,054,828 shares owned by Sidra Pty Limited of which Steven Lang is deemed to be a beneficial owner
10	Includes 356,990 shares underlying options granted
11	Includes 282,646 shares underlying warrants issued in connection with a promissory note the holder of which is Sidra PTY Limited
12	Mr. Tesoriero is the Chief Financial Officer of the Company
13	Includes308,333 shares underlying options granted.
14	Includes 76,629 shares underlying warrants issued in connection with a promisory note and conversion thereof.
15	Mr. Tinter is the Secretary and a Director of the Company
16	Includes 356,990 shares underlying options granted
17	Mr. Cugine is President of a subsidiary of the Company and a Director
18	Includes 383,333 shares underlying options granted.
19	Includes 96,020 shares underlying warrants issued in connection with purchase of common shares.

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20	Ms. Elliot is a Director of the Company
21	Includes 360,000 shares owned by Elliot-Herbst LP of which Alice Elliot is deemed to be a beneficial owner
22	Includes 64,599 shares owned by Elliot-Herbst Family LLC of which Ms. Elliot is deemed to be a beneficial owner
23	Includes 123,656 shares underlying options granted
24	Includes 130,000 shares underlying warrants issued in connection with purchase of common shares
25	Mr. Ware is a Director of the Company
26	Includes 220,599 shares owned by The Alexander Ware Revocable Trust of which Mr. Ware is deemed to be a beneficail owner
27	Includes 78,125 shares underlying warrants issued to The Alexander Ware Revocable Trust in connection with purchase of common stock.
28	Ms. Ortiz-cochet is a Director of the Company
29	Includes 33,603 shares underlying options granted
30	Includes 7,812,500 shares underlying warrants issued in connection with the purchase of common stock.
31	Includes 4,813,230 shares underlying warrants issued in connection with the purchase of common stock.
32	Wolverine Asset Management, LLC (“WAM”) is the investment manager of Wolverine Flagship Fund Trading Limited and has voting and dispositive power over these securities. The sole member and manager of WAM is Wolverine Holdings, L.P. (“Wolverine Holdings”). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc., the general partner of Wolverine Holdings.
33	Includes 2,000,000 shares underlying warrants issued in connection with the purchase of common stock.

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DESCRIPTION OF SECURITIES

Authorized Capital Stock

Our authorized share capital consists of 295,000,000 shares of common stock, par value $0.000001 per share and 5,000,000 shares of preferred stock, par value $0.000001 per share. As of June 14, 2017, 118,322,070 shares of our common stock were outstanding.

Common Stock

Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our shareholders, other than any matter that (i) solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series and (ii) does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. No share of our common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Holders of our common stock will be entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the common stock in the foreseeable future. Any future dividends will be paid at the discretion of our board of directors after taking into account various factors, including:

●	general business conditions;

●	industry practice;

●	our financial condition and performance;

●	our future prospects;

●	our cash needs and capital investment plans;

●	our obligations to holders of any preferred stock we may issue;

●	income tax consequences; and

●	the restrictions Delaware and other applicable laws and our credit arrangements then impose.

If we liquidate or dissolve our business, the holders of our common stock will share ratably in all our assets that are available for distribution to our shareholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund.

Series H Warrants

Series H Warrants to purchase up to 1,297,500 shares common stock are currently outstanding. Series H Warrants may be exercised by the payment of the exercise price of $1.00 per share for a term of five years ending in 2020 in cash and have piggyback registration rights for the shares of common stock underlying the warrants

The Series H Warrants are subject to customary protective provisions for certain events.

Series I Warrants

Series I Warrants to purchase up to 3,891,249 shares common stock are currently outstanding. The Series I Warrants may be exercised by the payment of the exercise price of $1.00 per share or via cashless exercise for a term of five years ending in 2021 and have registration rights for the shares of common stock underlying the warrants.

The Series I Warrants are subject to customary protective provisions for certain events.

Series EN Warrants

Series EN Warrants to purchase up to 898,842 shares common stock are currently outstanding. Series EN Warrants may be exercised by the payment of the exercise price of $0.485 per share or via cashless exercise for a term of three years ending in 2017 and have registration rights. These warrants are subject to customary protective provisions for certain events.

Placement Agent Warrants

Warrants to purchase 96,680 shares of common stock were issued as placement agent warrants. Placement agent warrants may be exercised by the payment of the exercise price of $1.00 per share or via cashless exercise for at term of five years ending 2021 and have piggyback registration rights. These warrants are subject to customary protective provisions for certain events.

Other Warrants

Other warrants to purchase 300,000 shares of common stock are being registered hereunder. These warrants were issued to a consultant as compensation for services rendered on December 1, 2013. These warrants may be exercised by the payment of the exercise price of $0.50 per share or via cashless exercise for a term of three years ending in 2016 and have piggyback registration rights. These warrants are subject to customary protective provisions for certain events.

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LEGAL MATTERS

The validity of the common stock to be sold under this prospectus will be passed upon for us by Libertas Law Group, Inc. Libertas Law Group’s principal, Mark Y. Abdou, beneficially owns 641,872 shares of the Company’s common stock, including shares underlying 14,063 Series I Warrants, 54,805 shares underlying Series J Warrants and shares underlying 67,500 other warrants. Mr. Abdou is a selling shareholder under the prospectus.

EXPERTS

Our financial statements, as of December 31, 2016 and for the nine-months ended December 31, 2015 appearing in the prospectus, have been audited by Eide Bailly LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing herein, which report expresses an unqualified opinion, and are included in reliance upon such report and upon authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Company’s directors and executive officers are indemnified as provided by the Delaware General Corporation Law and the Company’s Certificate of Incorporation. These provisions state that the Company’s directors may cause the Company to indemnify a director or former director against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him as a result of him acting as a director. The indemnification of costs can include an amount paid to settle an action or satisfy a judgment. Such indemnification is at the discretion of the Company’s board of directors and is subject to the SEC’s policy regarding indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees as to which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

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DESCRIPTION OF BUSINESS

PART I

Item 1. Business.

Business Overview

Barfresh is a leader in the creation, manufacturing and distribution of ready to blend frozen beverages. The current portfolio of products includes smoothies, shakes and frappes. All of the products are portion controlled and ready to blend beverage ingredient packs or “beverage packs”. The beverage packs contain all of the solid ingredients necessary to make the beverage, including the base (either sorbet, frozen yogurt or ice cream), real fruit pieces, juices and ice – five ounces of water are added before blending.

Domestic and international patents and patents pending are owned by Barfresh, as well as related trademarks for all of the products. In November 2011, the Company acquired the patent rights in the United States and Canada. The Canadian patent has been granted and the United States patent was granted on August 16, 2016. On October 15, 2013, the Company acquired all of the related international patent rights, which were filed pursuant to the Patent Cooperation Treaty and have been granted in 13 jurisdictions. The patents are pending in the remainder of the jurisdictions that have signed the treaty. In addition, on October 15, 2013, the Company purchased all of the trademarks related to the patented products.

The Company has conducted sales through two channels: National Accounts, and through an exclusive nationwide distribution agreement with Sysco Corporation (“Sysco”), the U.S.’s largest broadline distributor, which was entered into during July 2014.

The process of obtaining sales orders for National Accounts generally follows several steps, including product demonstration, product testing, and exclusive flavor development for the larger National Accounts. We are currently in various stages of product development and testing with a number of National Accounts, having recently launched in market tests with several major National Key accounts, and is focused on moving from in-market tests to national roll-out with those major National Key accounts.

On July 6th, 2016, the Company announced that it had signed a supply agreement with a major global on-site foodservice operator. The agreement, which marked the culmination of a successful in market test conducted at several locations, makes Barfresh’s suite of blended beverages available across the customer’s diverse customer base in its education, healthcare, sports and entertainment, and business government channels, in the US and Canada representing over 2,000 potential accounts.

In addition to the National Accounts, the Company sells to food distributors that supply products to the food services market place. Effective July 2, 2014, the Company entered into an exclusive agreement with Sysco Merchandising and Supply Chain Services, Inc. for resale by the Sysco Corporation (“Sysco”) to the foodservice industry of the Company’s ready-to-blend smoothies, shakes and frappes. All Barfresh products will be included in Sysco’s national core selection of beverage items, making Barfresh its exclusive single-serve, pre-portioned beverage provider. The agreement is mutually exclusive; however, Barfresh may also sell the products to other foodservice distributors, but only to the extent required for such foodservice distributors to service multi-unit chain operators with at least 20 units and where Sysco is not such multi- unit chain operator’s nominated distributor for our products.

The Company’s products have been included in Sysco’s “Cutting Edge Solutions” (“CES”) Platform since March of 2016, and are once again included in Sysco’s most recent CES Platform, announced during February of 2017. As part of this platform, our products will receive national advertising and marketing, and will be considered a core product. All 72 of SYSCO’s OPCO’s will participate in the CES program, and will be evaluated on their success in moving the CES products.

On October 26, 2015, Barfresh signed an agreement with PepsiCo North America Beverages, a division of PepsiCo, to become its exclusive sales representative within the food service channel to present Barfresh’s line of ready-to-blend smoothies and frozen beverages throughout the United States and Canada. Through this agreement, Barfresh’ products will be included as part of PepsiCo’s offerings to its significant customer base. The agreement facilitates access to potential National customer accounts, through introductions provided by PepsiCo’s one-thousand plus person foodservice sales team. Barfresh products have become part of PepsiCo’s customer presentations at national trade shows and similar venues.

Finally, the Company intends to monetize the international patents outside of the current area of operations, North America, by expanding contract manufacturing to other countries and selling either through selling agents or internal sales personnel. The Company will also consider entering into some form of license or royalty agreements with third parties.

Barfresh currently utilizes contract manufacturers to manufacture all of the products in the United States. Production lines are currently operational at two locations. The first is in our Salt Lake City contract manufacturer location, which currently produces products sold to existing customers. Currently annual production capacity with this contract manufacturer is 14 million units per year. The second location is with Yarnell Operations, LLC., a subsidiary of Shulze and Burch, located in Arkansas. The Yarnell’s agreement, which was signed during February, 2016, secures additional production capacity ahead of expected sales growth. Barfresh will have the capacity to ramp up to an incremental production capacity of 100 million units through this agreement. Yarnell’s began shipping product for Barfresh during June of 2016. Yarnell’s location enhances the company’s ability to efficiently move product throughout the supply chain to destinations in the eastern United States, home to many of the country’s large foodservice outlets.

Although there currently is not a contract in place with any suppliers for the raw materials needed to manufacture our products, there are a significant number of sources available and the company does not anticipate becoming dependent on any one supplier. As demand for the range of our products grows, we plan to contract a level of raw material requirements to ensure continuity of supply.

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Corporate History and Background

The Company, which was incorporated in Delaware on February 25, 2010, was originally formed to produce movies. As the result of the reverse merger, more fully described below, the Company is now engaged in the manufacturing and distribution of ready to blend beverages, particularly, smoothies, shakes and frappes.

Reorganization and Recapitalization

During January, 2012, the Company entered into a series of transactions pursuant to which Barfresh Inc., a Colorado corporation (“Barfresh NV”), was acquired, spun-out prior operations to the former principal shareholder, completed a private offering of securities for an aggregate purchase price of approximately $999,998, conducted a four for one forward stock split and changed the name of the Company. The following describes the steps of this reorganization:

●	Acquisition of Barfresh NV. We acquired all of the outstanding capital stock of Barfresh NV in exchange for the issuance of 37,333,328 shares of our $0.000001 par value common stock pursuant to a Share Exchange Agreement between us, our former principal shareholder, Barfresh NV and the former shareholders of Barfresh NV. As a result of this transaction, Barfresh NV became our wholly owned subsidiary and the former shareholders of Barfresh NV became our controlling shareholders.

●	Spinout of prior business. Immediately prior to the acquisition of Barfresh NV, we spun-out our previous business operations to a former officer, director and principal shareholder, in exchange for all of the shares of our common stock held by that person. Such shares were cancelled immediately following the acquisition.

●	Financing transaction. Immediately following the acquisition of Barfresh, we sold an aggregate of 1,333,332 shares of our common stock and five-year warrants to purchase 1,333,332 shares of common stock at a per share exercise price of $1.50 in a private offering for gross proceeds of $999,998, less expenses of $26,895.

●	Change of name. Subsequent to the merger, we changed the name of the Company from Moving Box Inc. to Barfresh Food Group Inc.

●	Forward stock split. Subsequent to the merger, we conducted a four for one forward stock split of the Company’s common stock.

Strategic Investment by Unibel

During November, 2016, the Company received an equity investment from Unibel, the majority shareholder of the Bel Group (“Unibel”). The Bel Group is headquartered in Paris, France, with global operations in 33 countries, 30 production sites on 4 continents and nearly 12,000 employees. Its many branded products, including The Laughing Cow®, Mini Babybel® and Boursin®, are sold in over 130 countries around the world. Pursuant to the securities purchase agreement, Unibel purchased 15,625,000 shares of common stock at $0.64 per share (“Shares”) and warrants to purchase 7,812,500 shares of common stock (“Warrants”) for aggregate gross proceeds to Barfresh of $10 million. The Warrants are exercisable for a term of five years at a per share price of $.88 for cash. Pursuant to the Investor Rights agreement, Barfresh has registered the Shares and the Warrants, and Unibel was granted a seat on the Barfresh Board. This strategic investment provides Barfresh with the necessary capital to drive revenue growth while leveraging Unibel’s more than 150 years of industrial expertise, innovative capabilities, world-class marketing and branding expertise to accelerate our growth in new and existing markets and product channels

Products

Our products are portion controlled beverage ingredient packs, suitable for smoothies, shakes and frappes that can also be utilized for cocktails and mocktails. They contain all of the ingredients necessary to make a smoothie, shake or frappe, including the ice. Simply add water, empty the packet into a blender, blend and serve.

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The following seven flavors are available as part of our standard portfolio of products:

Caribbean Smoothie

Sweet mango & tangy pineapple, all natural pear juice

Vanilla Shake

low fat vanilla bean ice cream, milk

Triple Berry Smoothie

Strawberries, blueberries, pineapple, and pear, raspberry, blueberry juice

Ingredient Line Guidelines: Smoothies

- Less than 300 calories
- Less than 6 grams of total fat
- Less than 2 grams of saturated fat
  Greater than 3 grams for fiber
- Greater than 8 grams of protein for yogurt smoothies
- Gluten Free; 99% Fat Free; Kosher

Mango Burst Smoothie

sweet, juicy mango, all natural apple juice

Caramel Macchiato Frappe

espresso coffee, caramel, low fat chocolate, ice cream, milk

Mocha Frappe

espresso coffee, low fat chocolate ice cream, milk

Strawberry Banana Smoothie

sweet strawberries & ripe bananas, low fat frozen yogurt, all natural pear juice

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In addition to the standard product range, the Company has developed a number of exclusive flavors for several National Accounts that are currently engaged in the pre-rollout testing process.

Some of the key product benefits for operators include:

●	Portion controlled

●	Zero waste

●	Product consistency – every time a smoothie, shake or frappe is made

●	Easy inventory control

●	Long shelf life (24 months)

●	Minimal capital investment necessary

●	Faster and easier to make (less than 60 seconds)

●	Ability to itemize the ingredients of the beverages on menus

●	Products require less retail space

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Some of the key benefits of the products for the end consumers that drink the products include:

●	From as little as 150 calories (per serving)

●	Real fruit in every smoothie

●	Dairy free options

●	Kosher approved

●	Gluten Free

Customer Marketing Material

A wide range of consumer marketing materials has been created to assist customers in selling blended beverages.

Research and Development

The Company incurred research and development expenses for the year ended December 31, 2016, in the amount of $432,146, and for the year ended December 31, 2015 in the amount of $341,998. During the quarter ended September 30, 2016, we re-classified certain personnel expenses that had previously been included in personnel expense, to Research and Development These expenses relate primarily to the services performed by our Director of Manufacturing and Product Development, and supporting consultant expenses. The re-classification is shown in both the current period and the prior period. The increase in Research and Development expenses was primarily attributable to increased activity in creating unique flavors for potential customers in our national account pipeline.

Competition

There is significant competition in the smoothie market at both the consumer purchasing level and also the product level.

The competition at the consumer level is primarily between specialized juice bars (e.g. Jamba Juice) and major fast casual and fast food restaurant chains (such as McDonalds). Barfresh does not compete specifically at this level but intends to supply its product to customers that fall within these segments to enable them to compete for consumer demand.

There may also be new entrants to the smoothie market that may alter the current competitor landscape.

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The existing competition from a product perspective can be separated into three categories:

●	Specialized juice bar products: The product is made in-store and each ingredient is added separately.

●	Syrup based products: The fruit puree is supplied in bulk and not portion controlled for each smoothie. These types of products still require the addition of juice, milk or water and/or yogurt and ice. While there are a number of competitors for this style of product, the two dominant competitors are Island Oasis and Minute Maid, which are both owned by Coca Cola.

●	Portion pack products: These products contain only the fruit and yogurt and require the addition of juice or milk and ice. The two dominant competitors are General Mills’ Yoplait Smoothies and Inventure Group’s Jamba Smoothies.

The Company believes that ease of use, portion control, premium quality, and minimal capital investment required to enable a customer to begin to carry Barfresh beverage products all add up to represent a very significant competitive advantage that will allow us to quickly gain traction in the market and secure long-term agreements with customers. However, there are other factors that may influence the adoption of a particular product by customers, including their dependence on prior relationships with competition.

Intellectual Property

Barfresh owns the domestic and intellectual property rights to its products’ sealed pack of ingredients.

In November 2011, the Company acquired patent applications filed in the United States (Patent Application number 11/660415) and Canada (Patent Application number 2577163) from certain related parties. The United States patent was issued on August 16, 2016. The Canadian patent was originally filed on August 16, 2005 and it has been granted.

On October 15, 2013, the Company acquired all of the related international patent rights, which were filed pursuant to the Patent Cooperation Treaty, have been granted in 13 jurisdictions and are pending in the remainder of the jurisdictions that have signed the PCT. In addition, the Company purchased all of the trademarks related to the patented products.

Governmental Approval and Regulation

The Company is not aware of the need for any governmental approvals of its products.

The Company utilizes a contract manufacturer. Before entering into any manufacturing contract, the Company determines that the manufacturer has met all government requirements.

The Company will be subject to certain labeling requirements as to the contents and nutritional information of our products.

Environmental Laws

The Company does not believe that it will be subject to any environmental laws, either state or federal. Any laws concerning manufacturing will be the responsibility of the contract manufacturer.

Employees

Currently we have 34 employees and 5 consultants. There are currently 23 employees and 1 consultant selling our products.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and information included elsewhere in this prospectus. This discussion includes forward-looking statements, as that term is defined in the federal securities laws, based upon current expectations that involve risks and uncertainties, such as plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Words such as “anticipate”, “estimate”, “plan”, “continuing”, “ongoing”, “expect”, “believe”, “intend”, “may”, “will”, “should”, “could” and similar expressions are used to identify forward-looking statements.

We caution you that these statements are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond our control, which may influence the accuracy of the statements and the projections upon which the statements are based. Factors that may affect our results include, but are not limited to, the risk factors set forth in this prospectus under the heading “Risk Factors”. Any one or more of these uncertainties, risks and other influences could materially affect our results of operations and whether forward-looking statements made by us ultimately prove to be accurate. Our actual results, performance and achievements could differ materially from those expressed or implied in these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether from new information, future events or otherwise.

Barfresh is a leader in the creation, manufacturing and distribution of ready to blend frozen beverages. The current portfolio of products includes smoothies, shakes and frappes. All of the products are portion controlled and ready to blend beverage ingredient packs or “beverage packs”. The beverage packs contain all of the solid ingredients necessary to make the beverage, including the base (either sorbet, frozen yogurt or ice cream), real fruit pieces, juices and ice – five ounces of water are added before blending.

Domestic and international patents and patents pending are owned by Barfresh, as well as related trademarks for all of the products. In November 2011, the Company acquired the patent rights in the United States and Canada. The Canadian patent has been granted and the United States patent was granted on August 16, 2016. On October 15, 2013, the Company acquired all of the related international patent rights, which were filed pursuant to the Patent Cooperation Treaty and have been granted in 13 jurisdictions. The patents are pending in the remainder of the jurisdictions that have signed the treaty. In addition, on October 15, 2013, the Company purchased all of the trademarks related to the patented products.

The Company has conducted sales through two channels: National Accounts, and through an exclusive nationwide distribution agreement with Sysco Corporation (“Sysco”), the U.S.’s largest broadline distributor, which was entered into during July 2014.

The process of obtaining sales orders for National Accounts generally follows several steps, including product demonstration, product testing, and exclusive flavor development for the larger National Accounts. We are currently in various stages of product development and testing with a number of National Accounts and have recently launched in market tests with several major National Key accounts. The Company is focused on moving from in-market tests to national roll-out with those major National Key accounts.

In addition to the National Accounts, the Company sells to food distributors that supply products to the food services market place. Effective July 2, 2014, the Company entered into an exclusive agreement with Sysco Merchandising and Supply Chain Services, Inc. for resale by the Sysco Corporation (“Sysco”) to the foodservice industry of the Company’s ready-to-blend smoothies, shakes and frappes. All Barfresh products will be included in Sysco’s national core selection of beverage items, making Barfresh its exclusive single-serve, pre-portioned beverage provider. The agreement is mutually exclusive; however, Barfresh may also sell the products to other foodservice distributors, but only to the extent required for such foodservice distributors to service multi-unit chain operators with at least 20 units and where Sysco is not such multi-unit chain operators nominated distributor for our products.

The Company’s products have been included in Sysco’s “Cutting Edge Solutions” (“CES”) Platform since March of 2016, and are once again included in Sysco’s most recent CES Platform, announced during February of 2017. As part of this platform, our products will receive national advertising and marketing, and will be considered a core product. All 72 of SYSCO’s Operating Companies (“OPCO”) will participate in the CES program, and will be evaluated on their success in moving the CES products.

On October 26, 2015, Barfresh signed an agreement with PepsiCo North America Beverages, a division of PepsiCo, to become its exclusive sales representative within the food service channel to present Barfresh’s line of ready-to-blend smoothies and frozen beverages throughout the United States and Canada. Through this agreement, Barfresh’ products will be included as part of PepsiCo’s offerings to its significant customer base, which the Company expects to fast track our growth and expedite the test to market process. The agreement gives Barfresh access to PepsiCo’s one-thousand plus person foodservice sales team, with Barfresh products becoming part of PepsiCo’s customer presentations.

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The Company has recently announced several important new customer contracts. During February of 2017, the Company announced that it had opened a branded Barfresh kiosk at the Pepsi Center in Denver, Colorado. The kiosk is the culmination of efforts by the Barfresh sales team, PepsiCo North America Beverages, and Aramark. During March of 2017 the Company announced that it had entered into a multi-year agreement to offer Barfresh smoothies at a Barfresh branded food service location at the Aquarium of the Pacific, in Long Beach, California. During March of 2017 the Company announced that it had entered into a multi-year agreement to offer Barfresh smoothies at three branded food service locations at the Statue of Liberty monument on Ellis Island in New York City. During April of 2017 the Company announced that it had entered into a multi-year agreement with Centerplate, granting Barfresh access to offer its smoothies to Centerplate’s multiple venues that serve over 116 million guests annually. And during April of 2017 the Company announced that it had rolled out its product to the Landry, Inc. restaurant concept Bubba Gump Shrimp, Co.

Finally, the Company intends to monetize the international patents outside of the current area of operations, North America, by expanding contract manufacturing to other countries and selling either through selling agents or internal sales personnel. The Company will also consider entering into some form of license or royalty agreements with third parties.

Barfresh currently utilizes contract manufacturers to manufacture all of the products in the United States. Ice cream manufacturers are best suited to produce the products and one production line is currently operational in our Salt Lake City contract manufacturer location. This manufacturer is currently producing products sold to existing customers as well as producing exclusive test products. Currently annual production capacity with our Salt Lake City contract manufacturer is 14 million units per year. In February 2016, the Company signed an agreement with Yarnell Operations, LLC, a subsidiary of Schulze and Burch, securing additional production capacity ahead of expected sales growth. Barfresh now has the capacity to ramp up to an incremental production capacity of 100 million units through this agreement. The Yarnell Operations, LLC, subsidiary is strategically located in Arkansas. Yarnell’s location enhances the company’s ability to efficiently move product throughout the supply chain to destinations in the eastern United States, home to many of the country’s large foodservice outlets.

Although there currently is not a contract in place with any suppliers for the raw materials needed to manufacture our products, there are a significant number of sources available and the company does not anticipate becoming dependent on any one supplier. As demand for the range of our products grows, we plan to contract a level of raw material requirements to ensure continuity of supply.

During November, 2016, the Company received an equity investment from Unibel, the majority shareholder of the Bel Group (“Unibel”). The Bel Group is headquartered in Paris, France, with global operations in 33 countries, 30 production sites on 4 continents and nearly 12,000 employees. Its many branded products, including The Laughing Cow®, Mini Babybel® and Boursin®, are sold in over 130 countries around the world. Pursuant to the securities purchase agreement, Unibel purchased 15,625,000 shares of common stock at $0.64 per share (“Shares”) and warrants to purchase 7,812,500 shares of common stock (“Warrants”) for aggregate gross proceeds to Barfresh of $10 million. The Warrants are exercisable for a term of five years at a per share price of $.088 for cash. Pursuant to the Investor Rights agreement, Barfresh has registered the Shares and the Warrants, and Unibel was granted a seat on the Barfresh Board. This strategic investment provides Barfresh with the necessary capital to drive revenue growth while leveraging Unibel’s more than 150 years of industrial expertise, innovative capabilities, world-class marketing and branding expertise to accelerate our growth in new and existing markets and product channels.

Currently we have 34 employees and 5 consultants. There are currently 23 employees and 1 consultant selling our products.

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Critical Accounting Policies

Our financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

From time to time, new accounting pronouncements are issued that we adopt as of the specified effective date. We believe that the impact of recently issued standards not yet effective may have an impact on our results of operations and financial position.

In May 2014, the FASB issued ASU Update 2014-09 Revenue from Contracts with Customers (Topic 606), which converged guidance on recognizing revenue in contracts with customers on an effective date after our year ending December 31, 2017. The Company is in the initial stages of evaluating the effect of the standard on our financial statements and continues to evaluate the available transition methods. However, based on our initial evaluation, we do not expect there to be material changes to our current Revenue Recognition policies due to the non-complex contracts with our customers, including the definition of our performance obligations and the transaction prices in our contracts with our customers. The Company does not plan to adopt the standard until the interim period ended March 31, 2018.

In July 2015, the FASB issued ASU 2015-11, Inventory, which simplifies the measurement principle of inventories valued under the First-In, First-Out (“FIFO”) or weighted average methods from the lower of cost or market to the lower of cost and net realizable value. ASU 2015-11 is effective for reporting periods beginning after December 15, 2016 including interim periods within those annual periods. The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. ASU 2015-17 is effective for annual periods beginning after December 15, 2016, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. Upon adoption, ASU 2015-17 may be applied either prospectively or retrospectively. The adoption of this guidance did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, to improve financial reporting about leasing transactions. This ASU will require organizations that lease assets (“lessees”) to recognize a lease liability and a right-of-use asset on its balance sheet for all leases with terms of more than twelve months. A lease liability is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis and a right-of-use asset represents the lessee’s right to use, or control use of, a specified asset for the lease term. The amendments in this ASU leaves the accounting for the organization that own the assets leased to the lessee (“lessor”) largely unchanged except for targeted improvements to align it with the lessee accounting model and Topic 606, Revenue from Contracts with Customers.

The Company is in the initial stages of evaluating the effect of the standard on our financial statements and continues to evaluate the available transition methods. However, based on our initial evaluation, we do not expect there to be material changes to both our current and long-term lease liabilities and our fixed assets of our limited number of operating leases that will be converted to financing leases under the new guidance. The Company does not plan to adopt the standard until the interim period ended March 31, 2019.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718) (“ASU 2016-09”). The standard identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, with early adoption permitted. The Company previously adopted ASU 2016-09.

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Results of Operations

Results of Operation for Three Months Ended March 31, 2017 as Compared to the Three Months Ended March 31, 2016

Revenue and cost of revenue

Revenue increased $36,844 (13%) from $275,326 in 2016 to $312,170 in 2017. The increase in revenue is primarily the result of the continuation of the national rollout of our product, which began during the first quarter of 2016 to all 72 of Sysco’s U.S. mainland distribution centers, as well as the addition of new customers beyond the Sysco distribution network. During the quarter ended March 31, 2017, our product was distributed through all 72 of Sysco’s distribution centers.

Cost of revenue for 2017 was $181,649 as compared to $140,735 in 2016. Our gross profit was $130,521 (42%) and $134,591 (49%) for 2017 and 2016, respectively. The change in our gross profit percentage was due to a change in the mix of our customer revenue, with an increasing portion of our revenue coming from larger National Accounts that are in test mode. We anticipate that our gross profit percentage for the remainder of 2017 will be comparable to the percentage for the current quarter.

Operating expenses

Our operations during 2017 and 2016 were primarily directed towards increasing sales and expanding our distribution network.

Our general and administrative expenses decreased $140,536 (5%) from $2,574,066 in 2016 to $2,433,530 in 2017, reflecting both lower personnel costs as a result of the November 2016 realignment of our sales force, as well as lower travel expense. The first quarter of 2016 required unusually high travel activity due to the roll-out of our product to multiple Sysco distribution centers as part of the “Cutting Edge Solution” roll-out. The following is a breakdown of our general and administrative expenses for the three months ended March 31, 2017 and 2016:

	three months ended March 31, 2017	three months ended March 31, 2016	Difference
Personnel costs	$1,278,692	$1,512,304	$(233,612)
Stock based compensation/options	344,268	244,789	99,479
Legal and professional fees	113,014	151,400	(38,386)
Travel	92,861	136,758	(43,897)
Rent	54,241	22,947	31,294
Marketing and selling	118,658	94,015	24,643
Consulting fees	48,945	81,592	(32,647)
Director fees	37,500	25,000	12,500
Research and development	114,601	68,568	46,033
Shipping and Storage	64,154	85,960	(21,806)
Other expenses	166,596	150,733	15,863
	$2,433,530	$2,574,066	$(140,536)

Personnel cost represents the cost of employees including salaries, bonuses, employee benefits and employment taxes and continues to be our largest cost. Personnel cost decreased $233,612 (15%) from $1,512,304 to $1,278,692. During the first quarter of the prior year we significantly increased our sales staff primarily as a result of the national roll-out of our distribution agreement with Sysco. At the end of the prior quarter, we had 46 full time employees compared to 33 at the end of the current quarter. During the fourth quarter of 2016, we affected a restructuring of our sales force, whereby we eliminated 13 full time sales positions, and replaced the associated sales territory coverage with brokerage arrangements. This change will allow our remaining sales force to more effectively focus on pursuing larger accounts, while our expanded brokerage network will support and expand our “up and down the street” business. In addition, we expect the change to reduce our overall overhead costs by a net $1 million to $1.5 million on an annualized basis.

We do not anticipate any further significant changes to our personnel organization during the balance of 2017.

Stock based compensation is used as an incentive to attract new employees and to compensate existing employees. Stock based compensation includes stock issued and options granted to employees and non-employees. During the fourth quarter of 2016, we made additional grants to our sales force members who are remaining with the Company after our personnel restructuring, and we also made additional grants to our senior executive team, which grants had been authorized earlier in the year, for issuance after completion of the most recent bridge financing. All of these factors contributed to higher expense within the current period.

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Legal and professional fees decreased $ 38,386 (25%) from $151,400 in 2016 to $113,044 in 2017. The decreased was primarily due to a decrease in legal services required. We anticipate legal fees related to our business and financing activities to increase as our business continues to grow.

Travel expenses decreased $43,897 (32%) from $136,758 in 2016 to $92,861 in 2017. The decrease is due to higher travel expenses that were incurred during the first quarter of 2016 in connection with the Sysco Cutting Edge Solution roll-out, as well as a reduction in travel costs associated with terminated employees. We anticipate that travel expenses for the balance of this year will be consistent with the first quarter.

Rent expense is primarily for our location in Beverly Hills, California. Rent expense for the Beverly Hills office is approximately $10,996 per month. We have entered into a new lease for office space at 8383 Wilshire Boulevard, Beverly Hills, California. The new lease commenced on November 1, 2016 and expires in February 8, 2018.

Marketing and selling expenses increased $24,643 (26%) from $94,015 in 2016 to $118,658 in 2017. Higher marketing and selling expenses were primarily due to higher sales commissions paid during the current quarter.

Consulting fees decreased $32,647 (40%) from $81,592 in 2016 to $48,945 in 2017. Our consulting fees vary based on needs. We engage consultants in the areas of sales, operations and accounting. Future consulting fees will be variable.

Director fees increased $12,500 from $25,000 in 2016 to $37,500 in 2017. The increase in director fees is due to the increase in the number of our directors. Annual director fees are anticipated at $50,000 per non-employee director.

Research and development expenses increased $ 46,033 (67%) from $68,568 in 2016 to $114,601 in 2017. During the third quarter of 2016 we re-classified certain personnel expenses that had previously been included in Personnel Expense, to Research and Development. These expenses relate to the services performed by our Director of Manufacturing and Product Development, and consultants supporting that employee. The re-classification is shown in both the current period and the prior period. The increase in Research and Development Expense is being driven by an increased need for research and development services, as we continue to expand product offerings, both for our standard SKU’s, and for National Accounts.

Shipping and storage expense decreased $21,806 (25%) from $85,960 in 2016 to $64,154 in 2017. The higher expense in 2016 is due to costs incurred to better position inventory for the national roll-out with Sysco. Shipping and storage expense as a percentage of revenue decreased to 20%, as compared with 31% in the prior quarter. This improvement results from the transition to more efficient shipping options that have become available as our operations have expanded. We anticipate that shipping and storage expense as a percentage of sales will reduce during the balance of the year, as the Company is able to take advantage of more efficient distribution arrangements.

Other expenses consist of ordinary operating expenses such as investor relations, office, telephone, insurance, and stock related costs. We anticipate increases in certain of these expenses, as our business continues to grow.

We had operating losses of $2,359,040 and $2,486,222 for 2017 and 2016, respectively.

Interest expense decreased from $221,332 in 2016 to zero in 2017. Interest primarily relates to convertible debt that was issued in November, 2015, and converted into stock during February, 2016, and short term notes that were issued in December 2013, all of which were repaid prior to the current quarter.

We had net losses of $2,359,040 and $2,707,554 in 2017 and 2016, respectively.

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Results of Operation for the Twelve Months Ended December 31, 2016 as Compared to the Twelve Months Ended December 31, 2015

Revenue and Cost of Revenue

Revenue for 2016 was $ 1,457,499 as compared to $ 490,905 in 2015. Our business grew primarily through the expansion of our business relationship with Sysco Corporation (“Sysco”), a major broad line food distributor. We began shipping to Sysco in July 2014, and by early 2016 had our products in all 72 of Sysco’s Operating Companies. In addition in 2016 we shipped more product directly to a number of quick serve restaurants and other regional customers outside of the Sysco distribution system.

Cost of revenue for 2016 was $772,827 as compared to $280,648 in 2015. Our gross profit was $684,672 or 47%, for 2016 and $210,257 or 42.8% for 2015. During the first quarter of 2016, we increased our selling prices by approximately 8%, which helped drive the higher gross profit margin in 2016. We anticipate that our gross profit percentage will continue to improve in the future, as our business gains scale and as we expand our manufacturing operations.

Operating Expenses

Our operations during 2016 were directed towards increasing sales and creating and finalizing customized flavors for potential customers. The increase in our business relationship with Sysco drove an increase in our selling, marketing, and general and administrative expenses. During the first quarter of 2016, we hired additional sales personnel, to support and enhance our business relationship with Sysco, and to work with the PepsiCo North America sales force in gaining new customers and supporting existing customers. During the fourth quarter of 2016, we re-aligned our sales force to a more efficient model, by increasing the number of dedicated sales brokers that represent our products, and reducing the number of sales force employees.

Primarily as a result of building our sales force, general and administrative expenses increased from $6,819,183 in 2015 to $10,415,933 in 2016, an increase of $3,596,750 or 52.7%. We hired additional sales personnel during the first quarter of 2016. However during the fourth quarter of 2016 we re-aligned our sales force to increase the number of dedicated sales brokers, and reduced the number of employees. We expect our full year run rate personnel expenses to reduce by about $1.5 million on a full year run rate, beginning in 2017.

Following is a breakdown of our selling, marketing and general and administrative expenses for 2016 and 2015.

	Twelve months ended	Twelve months ended
	December 31, 2016	December 31, 2015	Change
Personnel costs	$5,560,502	$2,996,623	$2,563,879	85%
Stock based compensation/options	1,133,149	970,575	162,574	17%
Legal and professional fees	425,781	355,598	70,183	20%
Travel	605,920	404,266	201,654	50%
Rent	96,151	87,025	9,126	10%
Marketing and selling	611,737	481,316	130,421	27%
Investor and public relations	118,405	161,904	(43,499)	(27)%
Consulting fees	242,668	335,689	(93,021)	(28)%
Director fees	165,227	37,088	128,139	345%
Research and development	432,146	341,998	90,148	26%
Shipping and Storage	407,247	158,721	248,526	156%
Other expenses	617,000	488,380	128,620	26%
	$10,415,933	$6,819,183	$3,596,750	52%

Personnel cost represents the cost of employees including salaries, employee benefits, car allowances, and employment taxes, and continues to be our largest expense. Personnel costs increased $2,563,879 (85%), from $2,996,623 in 2015 to $5,560,502 in 2016. We hired 26 new employees during 2015, and had 22 full time equivalent employees for 2015 when taking into consideration new employee start dates. During 2016, we hired 20 new employees, and during the fourth quarter of 2016 we re-aligned our sales force to a more efficient model, by increasing the number of dedicated sales brokers that represent our products, and reducing the number of sales force employees. When taking into consideration start dates for new employees, and separation dates for those employees who left our workforce, we had 43 full time equivalent employees during 2016. The increase in personnel costs is due to the increase in full time equivalent employees from 2015 to 2016. At December 31, 2016, we had 34 full time employees, as compared to 33 at December 31, 2015. We do not anticipate adding any significant additional personnel during the balance of 2017.

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Stock based compensation is used as an incentive to attract new employees and to compensate and retain existing employees. Stock based compensation includes stock issued and stock options granted to employees and certain non-employees, and increased $162,574 (17%) from $970,575 in 2015 to $1,133,149 in 2016. The fair value of the stock grants is based on the trading value of our shares on the date of the grants and are being amortized over applicable vesting periods. We anticipate making additional grants in the future.

Legal and professional fees, which include accounting and legal services, increased $70,183 (20%) from $355,598 in 2015 to $425,781 in 2016. We anticipate legal fees related to ongoing legal compliance to remain comparable to 2016.

Travel and entertainment expenses increased $201,654 (50%) from $404,266 in 2015 to $605,920 in 2016. The increase is due to an increase in business activity and an increase in the number of personnel traveling on company business.

Consulting fees decreased from $335,689 in 2015 to $242,668 in 2016, a decrease of $93,021 or 28%. A number of individuals who worked as consultants during a portion of 2015 became employees during the prior period. We anticipate consulting costs to continue to decline during 2017.

Investor and public relations fees decreased $43,499 (27%), from $161,904 in 2015 to $118,405 in 2016. Our investor relations services are incurred on a monthly retainer basis. We expect investor relations costs to be relatively constant in 2017 on a full year basis.

Rent expense increased $9,126 from $87,025 in 2015 to $96,151 in 2016. Rent expense is primarily incurred for our Headquarters location in Beverly Hills, California. During September of 2016 we relocated our Headquarters location to larger sub-leased premises in Beverly Hills, where the monthly rent is currently $10,996, increasing to $11,326 on November 1, 2017. The sub-lease expires on February 28, 2018. We have entered into a direct lease on the same premises beginning on March 1, 2018, expiring March 31, 2019, at a monthly rent of $14,487.

The Company incurred research and development expenses for the year ended December 31, 2016, in the amount of $432,146, and for the year ended December 31, 2015 in the amount of $341,998. During the quarter ended September 30, 2016, we re-classified certain personnel expenses that had previously been included in personnel expense, to Research and Development These expenses relate primarily to the services performed by our Director of Manufacturing and Product Development, and supporting consultant expenses. The re-classification is shown in both the current period and the prior period. The increase in Research and Development expenses was primarily attributable to increased activity in creating unique flavors for potential customers in our national account pipeline.

We anticipate this cost continuing in future periods, at an increased rate as compared with 2016.

Director fees for 2016 were $165,227 as compared with $37,088 in 2015. The increase is primarily due to an increase of the number of our directors during 2016. We currently pay our non-employee directors $50,000 per year. These fees can either be paid in cash, or in stock or stock options, at the election of the director.

Other expenses consist of ordinary operating expenses such as office, telephone, insurance, and other similar expenses. These expenses directly correlate to our overall business activity. We expect these expenses to continue to increase during 2017 as our business grows.

Operating loss was $9,939,875 in 2016, and $6,783,818 in 2015.

Interest expense was $250,850 in 2016, as compared with $424,245 in 2015. Interest expense for 2015 primarily relates to convertible debt that was issued in August 2012, and renewed in September 2013, and short term notes that were issued in December 2013 and renewed in December 2014. The stated interest rate on the convertible debt during 2015 was 12%. Interest expense for 2016 relates to $2,670,000 of convertible debt that was issued during September of 2015, the majority of which was converted to equity during the first quarter of 2016. The stated interest rate on the convertible debt issued during September of 2015 was 10%.

Net loss was $10,190,725 in 2016, and $7,225,920 in 2015.

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Liquidity and Capital Resources

As of December 31, 2016, we had a working capital surplus of $8,751,702, primarily due to the equity investment made by Unibel during the fourth quarter of 2016.

During the twelve month period ended December 31, 2016, we used cash of $8,024,788 in operations, $1,053,498 for the purchase of equipment, net of sales of equipment, and $64,089 for patents and trademarks. During the three months ended March 31, 2017 we used cash for operations of $1,614,825 and also purchased equipment for $146,440.

Our liquidity needs will depend on how quickly we ramp up sales through our relationships with Sysco and PepsiCo.

During 2016 we issued 28,277,329 shares of our common stock (“Shares”) and warrants to purchase 14,033,438 Shares (“Warrants”) for aggregate gross proceeds to the Company of $18,812,690. Of these total amounts 24,598,674 Shares were issued for cash of $16,457,150; 3,502,327 Shares were issued for Conversion of Debt in the amount of $2,242,692; and 176,328 Shares were issued in settlement of debt in the amount of $112,849. Of the total 14,033,438 Warrants issued during 2016, 3,877,186 are priced at $1,00; 7,812,500 are priced at $0.88, and 2,343,752 are priced at $.0.75. The 2016 financing activity occurred in three separate private placements with accredited investors. In the first transaction, we issued 7,754,373 Shares and five year Warrants priced at $1.00 to purchase up to 3,877,186 Shares, for aggregate gross proceeds to the Company of $6,203,498. The first transaction consists of two components: a new equity raise in the amount of $3,570,000 and the conversion into common equity of $2,633,498 of principal and interest of convertible promissory notes previously issued during the fourth quarter of 2016. In the second transaction, we sold 4,687,504 Shares and five year Warrants priced at $.75 to purchase up to 2,343,752 Shares, for aggregate gross proceeds to the Company of $3,000,000. In the third transaction we sold 15,625,000 Shares, and five year Warrants priced at $.88 to purchase up to 7,812,500 shares for aggregate gross proceeds to the Company of $10,000,000. During 2016 we also converted $52,613 of debt into 210,455 shares of stock, related to a note that was settled for most investors during 2015.

Our operations to date have been financed by the sale of securities, the issuance of convertible debt and the issuance of short-term debt, including related party advances. If we are unable to generate sufficient cash flow from operations with the capital raised we will be required to raise additional funds either in the form of capital or in the form of debt. There are no assurances that we will be able to generate the necessary capital to carry out our current plan of operations.

We lease office space under a non-cancellable operating sub-lease, which expires February 28, 2018, and we have entered into a direct lease for the same premises covering the period March 1, 2018 to March 31, 2019.

The aggregate minimum requirements under non-cancelable leases as of March 31, 2017 is $310,557.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to stockholders.

40

DESCRIPTION OF PROPERTY

Our principal executive offices are located at 8383 Wilshire Blvd., Suite 750, Beverly Hills, CA 90211. We lease this office space for $10, 996.65 per month, increasing to $11,326.55 per month as of November 1, 2017. We lease the office space under a non-cancelable operating lease, which expires February 28, 2018, and we have entered into a direct lease for the same premises covering the period March 1, 2018 to March 31, 2019.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following includes a summary of transactions since the beginning of fiscal 2011, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to or better than terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On January 29, 2016, we closed a private placement to accredited investors of $2,670,000 in promissory notes and warrants to purchase up to 1,297,500 shares of common stock of the Company for aggregate gross proceeds to the Company of $2,670,000. Of the aggregate offering amount, $635,000 of the notes and warrants to purchase up to 317,500 shares of common stock were placed with members of the Company’s management, including officers and directors of the Company, and family members of certain officers and directors.

On September 28, 2016, we closed a private placement to accredited investors of 4,687,504 shares of common stock at $.64 per share, and warrants to purchase up to 2,343,752 shares of common stock, for aggregate proceeds to the Company of $3,000,000. Of the aggregate offering amount, 371,639 shares and 185,819 warrants, were placed with members of the Company’s management, including officers and directors of the Company, and family members of certain officers and directors.

The acquisition of the international patents on October 15, 2013 was funded through an advance of $672,157 from an affiliate of Steven Lang at an interest rate of 6.0%. Two hundred thousand ($200,000) of the advances were satisfied through the participation of Riccardo Delle Coste and Steven Lang, separately through their affiliates, in the Company’s December 20, 2013 private placement of notes and warrants. Five-year warrants to purchase 333,334 shares of common stock at an exercise price of $0.45 per share were issued to each of these related parties as part of their investment. The related parties participated in the offering upon the same terms offered to other investors. The balance of the remaining loan, plus accrued interest of $5,617, was paid in full and in cash by the Company prior to the end of 2013.

Lazarus Investment Partners LLP, a greater than 10% shareholder of the Company (“Lazarus”) participated in the private placement that closed on December 20, 2013. Lazarus purchased a 2%, one-year $500,000 note and five-year warrants to purchase 833,333 shares of common stock at an exercise price of $0.45 in this offering.

During the period beginning April 1, 2010 and ending March 31, 2012, a related party that is under common control of Riccardo Delle Coste and Steven Lang made advances to us of $144,011. These advances were non-interest bearing. As of March 31, 2012, we repaid these advances. The company under common control was located in Australia and was in the same line of business of the Company; however, at the time, we did not conduct business in the same territories.

Pursuant to the Share Exchange Agreement dated January 10, 2012 we issued 37,333,328 shares of our common stock to Riccardo Delle Coste and Steven Lang, through the entities that they controlled. Accordingly, Riccardo Delle Coste and Steven Lang, together, control more than 50% of the votes eligible to be cast by shareholders in the election of directors and generally. Immediately following the share exchange, Messrs. Delle Coste and Lang became our principal shareholders and were appointed as members of our board of directors.

In December 2009 we entered into a contract whereby entities controlled by Riccardo Delle Coste and Steven Lang agreed to assign to us certain intellectual property related to certain patent applications filed in the United States and Canada in respect to the ingredient pack for an individual smoothie. The assignment was completed in November 2011. We issued two shares of our common stock in consideration for such assignment.

The Company’s policy with regard to related party transactions requires any related party loans that are (i) non-interest bearing and in excess of $100,000 or (ii) interest bearing, irrespective of amount, must be approved by the Company’s board of directors. All issuances of securities by the Company must be approved by the board of directors, irrespective of whether the recipient is a related party. Each of the foregoing transactions, if required by its terms, was approved in this manner.

41

EXECUTIVE COMPENSATION

The following table summarizes all compensation for the fiscal year ending December 31, 2016 (“2016”) and Transition Period, 9 months ending December 31, 2015 (“12/2015”) received by our “Named Executive Officers”:

Name and Principal Position	Period	Salary ($)	Bonus (1) ($)	Stock Awards ($)		Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Riccardo Delle Coste, Chief Executive Officer	2016	364,583	43,750	57,118	(2)	158,750	(3)			11,700	(4)	635,901
	12/2015	289,583								7,200	(4)	296,783

Joseph Cugine, President, Barfresh Corp. Inc. a wholly owned subsidiary	2016	300,000	25,137	32,818	(5)	139,382	(6)					497,337
	12/2015	212,500		600,000	(7)	310,420	(8)			41,667	(9)	1,164,587

Joseph Tesoriero, Chief Financial Officer	2016	290,000	19,488	25,443	(10)	95,646	(11)					430,577
	12/2015	156,250		287,000	(12)	435,403	(13)					878,653

1.	Represents discretionary bonuses for fiscal year 2015 that were paid during fiscal year 2016. Whether or not bonuses will be paid for fiscal year 2016 is discretionary and has not yet been determined.

2.	Represents 121,527 shares of restricted stock valued using the Black-Scholes pricing model. The shares were granted on December 12, 2016 and vest ratably over the next three years.

3.	Represents two stock option grants: (1) 250,000 options shares issued 5/25/2016, with an exercise price of $0.61, which vest ratably over the next three years and are exercisable until 5/25/2024 and (2) 125,000 options issued on 11/25/2016, with an exercise price of $0.72, which vest ratably over the next three years and are exercisable until 11/25/2024.

4.	Represents the car allowance paid to Mr. Delle Coste.

5.	Represents 69,825 shares of restricted valued using the Black-Scholes pricing model. The shares were granted on 12/12/2016 and vest ratably over the next three years.

6.	Represents two stock option grants: (1) 250,000 options issued on 5/25/2016, with an exercise price of $0.61, which vest ratably over the next three years and are exercisable until 5/25/2024 and (2) 83,791 options issued on 11/25/2016, with an exercise price of $0.72, which vest ratably over the next three years and are exercisable until 11/25/2024.

7.	Represents 1,000,000 shares of restricted stock valued at the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The shares vest 50% in 2017 and 50% in 2018.

8.	Represents option to purchase 600,000 shares of common stock. The exercise price of the options is $0.50, vest 50% in 2017 and 50% in 2018, and are exercisable until 5/1/2023.

9.	Represents consulting fees paid to Mr. Cugine prior to becoming an employee.

10.	Represents 54,133 shares of restricted stock valued using the Black-Scholes pricing model. The shares were granted on December 12, 2016 and vest ratably over the next three years.

11.	Represents two stock option grants: (1) 175,000 options issued on 5/25/2016, with an exercise price of $0.61, which vest ratably over the next three years and are exercisable until 5/25/2024 and (2) 54,567 options issued on 11/25/2016, with an exercise price of $0.72, which vest ratably over the next three years and are exercisable until 11/25/2024.

12.	Represents 350,000 shares of restricted stock valued at the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The shares vest 50% in 2017 and 50% in 2018.

13.	Represents option to purchase 500,000 shares of common stock. The exercise price of the options is $0.82, vest 50% in 2017 and 50% in 2018, and are exercisable until 5/1/2023.

42

Outstanding Equity Awards at Fiscal Year-End Table

Option Awards						Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable		Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)
Riccardo Delle Coste	300,000	(1)	1	0.45	1/21/20		1	1
	250,000	(2)		0.61	5/25/24
	125,000	(3)		0.72	11/25/24
						121,527

Joseph Cugine	600,000	(4)		0.50	5/1/23	1,000,000	875,000
	250,000	(5)		0.61	5/25/24
	83,791	(6)		0.72	11/25/24
						69,825

Joseph Tesoriero	500,000	(7)		0.82	5/1/23	350,000	306,250
	175,000	(8)		0.61	5/25/24
	54,567	(9)		0.72	11/25/24
						54,133

1.	Fully vested.

2.	Vest in equal increments on 5/25/2017, 5/25/2018 and 5/25/2019.

3.	Vest in equal increments on 11/25/2017, 11/25/2018, and 11/25/2019.

4.	Vest in equal increments on 5/1/2017 and 5/1/2018.

5.	Vest in equal increments on 5/25/2017, 5/25/2018 and 5/25/2019.

6.	Vest in equal increments on 11/25/2017, 11/25/2018 and 11/25/2019.

7.	Vest in equal increments on 5/18/2017 and 5/18/2018.

8.	Vest in equal increments on 5/25/2017, 5/25/2018 and 5/25/2019.

9.	Vest in equal increments on 11/25/2017, 11/25/2018, and 11/25/2019.

43

Compensation of Directors

The following table summarizes the compensation paid to our directors that were not employees for the fiscal year ended December 31, 2016. A director who is a Company employee does not receive any compensation for service as a director. The compensation received by directors that are employees of the Company is shown above in the summary compensation table. We reimburse all directors for expenses incurred in their capacity as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Arnold Tinter	50,000						70,000	(1)	120,000
Steven Lang				50,000					50,000
Alice Elliot				50,000					50,000

Alex Ware		23,561	(2)
Isabelle Ortiz-Cochet			(3)

(1)	Represents consulting fees paid to Mr. Tinter.

(2)	Mr. Ware joined the board on July 13, 2016.

(3)	Ms. Ortiz-Cochet joined the board on December 16, 2016, and has elected to receive Stock Options for her service beginning in 2017.

Employment Agreements

On April 27, 2015, The Company entered into an executive employment agreement with Riccardo Delle Coste, its Chief Executive Officer and director. Mr. Delle Coste is also the Chief Executive Officer and Chairman of the Company. Pursuant to the employment agreement, he will receive a base salary of $350,000 and performance bonuses of 75% of his base salary based on mutually agreed upon performance targets. In addition, Mr. Delle Coste will receive up to an additional 500,000 performance options, on an annual basis. All options granted under the employment agreement are subject to the Company’s 2015 Equity Incentive Plan.

44

On April 27, 2015, Smoothie entered into an executive employment agreement with Joseph M. Cugine to serve as President of Smoothie, Inc. Pursuant to the employment agreement, Mr. Cugine will receive a base salary of $300,000 and performance bonuses of 75% of his base salary based on mutually agreed upon performance targets. In addition, Mr. Cugine will receive 8-year options to purchase up to 600,000 shares of Barfresh, one-half vesting on each of the second and third anniversaries of the date of Mr. Cugine’s employment agreement. In addition, he will receive up to an additional 500,000 performance options, on an annual basis. All options granted under the employment agreement are subject to the Company’s 2015 Equity Incentive Plan

The Company entered into an executive employment agreement with Joseph S. Tesoriero on May 18, 2015, pursuant to which he agreed to serve as Chief Financial Officer. Pursuant to the employment agreement, Mr. Tesoriero will receive a base salary of $250,000 and performance bonuses of 75% of his base salary, based upon performance targets determined by the Board of Directors. In addition, Mr. Tesoriero was granted 350,000 shares of common stock of Barfresh and 8-year options to purchase up to 500,000 shares of common stock of Barfresh. One-half of each of the share and option grants vests on each of the second and third anniversaries of the date of commencement of Mr. Tesoriero’s employment. Mr. Tesoriero will also receive 8-year performance options to purchase up to an additional 350,000 shares on an annual basis. All shares and options granted under the employment agreement are subject to the Company’s 2015 Equity Incentive Plan.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with our accountants on accounting and financial disclosure during the last two fiscal years, the fiscal year ending December 31, 2016 and the Transition Period ending December 31, 2015.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock is currently traded on the OTCQB under the symbol “BRFH”. Our common stock had been quoted on the OTC Bulletin Board since July 27, 2011 under the symbol MVBX. Effective February 29, 2012, our symbol changed to BRFH based on the forward split and name change. On March 21, 2012, our common stock was delisted to Pink Sheets. On January 21, 2014, we registered our common stock under Section 12(g) of the Exchange Act. The following table sets forth the range of high and low bid quotations for the applicable period. These quotations as reported by the OTCQB reflect inter-dealer prices without retail mark-up, markdown or commissions and may not necessarily represent actual transactions.

	Bid Quotation
Financial Quarter Ended	High ($)	Low ($)

March 31, 2017	0.83	0.52
December 31, 2016	0.83	0.56
September 30, 2016	0.76	0.55
June 30, 2016	0.86	0.55
March 31, 2016	0.91	0.72
December 31, 2015	1.13	0.41
September 30, 2015	0.79	0.52
June 30, 2015	0.91	0.50
March 31, 2015	0.64	0.42
December 31, 2014	0.72	0.39

45

Holders

At June 14, 2017, there were 118,322,070 shares of our common stock outstanding. Our shares of common stock are held by approximately 103 stockholders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers and registered clearing agencies.

Dividends

We have never declared or paid a cash dividend. Any future decisions regarding dividends will be made by our board of directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information, as of December 31, 2016, with respect to equity securities authorized for issuance under our equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in Column (a))(c)

Equity compensation plans approved by security holders	4,562,422	$0.58	10,437,558
Equity compensation plans not approved by security holders	800,000	$0.50	0

TOTAL	5,362,442	$0.57	10,437,558

Transfer Agent

Our transfer agent, Action Stock Transfer, is located at 2469 E. Fort Union Blvd, Suite 214, Salt Lake City, Utah 84121, and its telephone number is (801) 274-1088.

46

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further about the Company and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 8383 Wilshire Blvd., Suite 750, Beverly Hills, CA 90211 or calling us at (310) 598-7113.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.barfresh.com/us/, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

47

48

Barfresh Food Group Inc.

Condensed Consolidated Balance Sheets

	March 31, 2017	December 31, 2016
	(Unaudited)	(Audited)
Assets
Current assets:
Cash	$7,449,931	$9,180,947
Accounts Receivable	237,015	131,088
Inventory	275,781	317,948
Prepaid expenses and other current assets	96,468	25,864
Total current assets	8,059,195	9,655,847
Property, plant and equipment, net of depreciation	1,599,346	1,494,478
Intangible asset, net of amortization	609,596	619,863
Deposits	48,758	53,202
Total Assets	$10,316,895	$11,823,390

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$202,135	$153,756
Accrued expenses	885,187	746,540

Current portion of long term debt	3,849	3,849
Total current liabilities	1,091,171	904,145
Long Term Debt, net of current portion	7,998	8,958
Total liabilities	1,099,169	913,103

Commitments and contingencies (Note _)

Stockholders’ equity:
Preferred stock, $0.000001 par value, 5,000,000 shares authorized, none issued or outstanding	-	-
Common stock, $0.000001 par value; 300,000,000 shares authorized; 117,512,263 and 117,103,276 shares issued and outstanding at March 31, 2017 and December 31, 2016, respectively	118	117
Additional paid in capital	36,496,105	35,829,627
Accumulated deficit	(27,278,497)	(24,919,457)
Total stockholders’ equity	9,217,726	10,910,287
Total Liabilities and Stockholders’ Equity	$10,316,895	$11,823,390

See the accompanying notes to the condensed consolidated financial statements

F-1

Barfresh Food Group Inc.

Condensed Consolidated Statements of Operations

For the three months ended March 31, 2017 and 2016

(Unaudited)

	2017	2016
Revenue	$312,170	$275,326
Cost of revenue	181,649	140,735
Gross profit	130,521	134,591

Operating expenses:
General and administrative	2,433,530	2,574,066
Depreciation and amortization	56,031	46,747
Total operating expenses	2,489,561	2,620,813

Operating loss	(2,359,040)	(2,486,222)

Other expenses
Interest	-	221,332

Net (loss)	$(2,359,040)	$(2,707,554)

Per share information - basic and fully diluted:
Weighted average shares outstanding	117,251,662	89,276,586
Net (loss) per share	$(0.02)	$(0.03)

See the accompanying notes to the condensed consolidated financial statements

F-2

Barfresh Food Group Inc.

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2017 and 2016

(Unaudited)

	2017	2016
Net Cash used in operations	$(1,614,825)	$(1,612,451)

Cash flow from investing activities:
Investment in trademark	(5,132)	(369)
Purchase of equipment	(146,440)	(421,131)
Sale of equipment	940	-
Net Cash (used in) investing activities	(150,632)	(421,500)

Cash flow from financing activities:
Exercise of Warrant	35,401	240,000
Issuance of common stock and warrants for cash	-	3,269,996
Exercise of Option	-	25,500
Repayment of long term debt	(960)	(3,512)
Net cash provided by financing activities	34,441	3,531,983

Net increase (decrease) in cash	(1,731,016)	1,498,032
Cash at beginning of period	9,180,947	1,986,004
Cash at end of period	$7,449,931	$3,484,036

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash financial activities
Common Stock issued for services	$22,250	$50,000
Common Stock issued on conversion of note	$-	$2,529,453
Common Stock issued on conversion of convertible note	$-	$50,000
Fair value of warrants issued with convertible notes	$-	$50,000

See the accompanying notes to the condensed consolidated financial statements

F-3

Note 1. Basis of Presentation and Significant Accounting Policies

Throughout this report, the terms “our”, “we”, “us” and the “Company” refer to Barfresh Food Group Inc., including its subsidiaries. The accompanying unaudited condensed financial statements of Barfresh Food Group Inc. at March 31, 2017 and December 31, 2016 have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial statements, instructions to Form 10-Q, and Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. These condensed financial statements should be read in conjunction with the financial statements and notes thereto included in our annual report on Form 10-K for the year ended December 31, 2016. In management’s opinion, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation to make our financial statements not misleading have been included. The results of operations for the periods ended March 31, 2017 and 2016 presented are not necessarily indicative of the results to be expected for the full year. The December 31, 2016 balance sheet has been derived from our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2016.

Basis of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and our wholly owned subsidiaries Barfresh Inc. and Barfresh Corporation, Inc.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the years reported. Actual results may differ from these estimates.

Concentration of Credit Risk

The amount of cash on deposit with financial institutions exceeds the $250,000 federally insured limit at March 31, 2017 and December 31, 2016. However, we believe that the financial institution where the cash on deposit that exceeds $250,000 is financially sound and the risk of loss is minimal.

Fair Value Measurement

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as equities listed on the New York Stock Exchange.

Level 2 - Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 - Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

Our financial instruments consist of accounts receivable, accounts payable, accrued expenses and installment debt. The carrying value of our financial instruments approximates their fair value due to their relative short maturities and the nature of the debt.

Inventory

Inventory consists of finished goods and is carried at the lower of cost or market on a first in first out basis.

F-4

Intangible Assets

Intangible assets are comprised of patents, net of amortization, and trademarks. The patent costs are being amortized over the life of the patents, which is twenty years from the date of filing the patent applications. In accordance with ASC Topic 350 Intangibles - Goodwill and Other (“ASC 350”), the costs of internally developing other intangible assets, such as patents, are expensed as incurred. However, as allowed by ASC 350, legal fees and similar costs relating to patents have been capitalized. In accordance with ASC 350 legal costs related to trademarks have been capitalized. We have determined that trademarks have an indeterminable life and therefore are not being amortized.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment loss, if any. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are being amortized over the shorter of the useful life of the asset or the lease term that includes any expected renewal periods deemed to be reasonably assured. The estimated useful lives used for financial statement purposes are:

Furniture and fixtures: 5 years

Equipment: 7 years

Leasehold improvements: 2 years

Vehicle: 5 years

Revenue Recognition

We recognize revenue from products sold when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collection is reasonably assured.

Earnings per Share

We calculate net loss per share in accordance with ASC Topic 260, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, and diluted earnings per share is computed by including common stock equivalents outstanding for the period in the denominator. At March 31, 2017 and 2016 any equivalents would have been anti-dilutive as we had losses for the periods then ended.

Research and Development

Expenditures for research activities relating to product development and improvement are charged to expense as incurred. We incurred $114,601 and $68,568 in research and development expenses for the three-month periods ended March 31, 2017 and 2016, respectively.

Rent Expense

We recognize rent expense on a straight-line basis over the reasonably assured lease term as defined in ASC Topic 840, Leases (“ASC 840”).

Recent pronouncements

From time to time, new accounting pronouncements are issued that we adopt as of the specified effective date. We believe that the impact of recently issued standards not yet effective may have an impact on our results of operations and financial position.

In May 2014, the FASB issued ASU Update 2014-09 Revenue from Contracts with Customers (Topic 606), which converged guidance on recognizing revenue in contracts with customers on an effective date after our year ending December 31, 2017. The Company is in the initial stages of evaluating the effect of the standard on our financial statements and continue to evaluate the available transition methods. However, based on our initial evaluation, we do not expect there to be material changes to our current Revenue Recognition policies due to the non-complex contracts with our customers, including the definition of our performance obligations and the transaction prices in our contracts with our customers. The Company does not plan to adopt the standard until the interim period ended March 31, 2018.

F-5

In July 2015, the FASB issued ASU 2015-11, Inventory, which simplifies the measurement principle of inventories valued under the First-In, First-Out (“FIFO”) or weighted average methods from the lower of cost or market to the lower of cost and net realizable value. ASU 2015-11 is effective for reporting periods beginning after December 15, 2016 including interim periods within those annual periods. The adoption of this guidance did not have a material impact on our Consolidated Financial Statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. ASU 2015-17 is effective for annual periods beginning after December 15, 2016, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. Upon adoption, ASU 2015-17 may be applied either prospectively or retrospectively. The adoption of this guidance did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, to improve financial reporting about leasing transactions. This ASU will require organizations that lease assets (“lessees”) to recognize a lease liability and a right-of-use asset on its balance sheet for all leases with terms of more than twelve months. A lease liability is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis and a right-of-use asset represents the lessee’s right to use, or control use of, a specified asset for the lease term. The amendments in this ASU leaves the accounting for the organization that own the assets leased to the lessee (“lessor”) largely unchanged except for targeted improvements to align it with the lessee accounting model and Topic 606, Revenue from Contracts with Customers.

The Company is in the initial stages of evaluating the effect of the standard on our financial statements and continue to evaluate the available transition methods. However, based on our initial evaluation, we do not expect there to be material changes to both our current and long-term lease liabilities and our fixed assets of our limited number of operating leases that will be converted to financing leases under the new guidance. The Company does not plan to adopt the standard until the interim period ended March 31, 2019.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718) (“ASU 2016-09”). The standard identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, with early adoption permitted. The Company previously adopted ASU 2016-09.

Note 2. Property Plant and Equipment

Major classes of property and equipment at March 31, 2017 and December 31, 2016 consist of the following:

	2017	2016
Furniture and fixtures	$1,524	$1,524
Manufacturing Equipment	1,637,975	1,605,317
Leasehold Improvements	4,886	4,800
Vehicles	29,696	29,696
	1,674,081	1,641,337
Less: accumulated depreciation	(437,495)	(396,863)
	1,236,586	1,244,474
Equipment not yet placed in service	362,760	250,004
Property and equipment, net of depreciation	$1,599,346	$1,494,478

We recorded depreciation expense related to these assets of $40,632 and $31,415 for the three-month periods ended March 31, 2017 and 2016, respectively.

Note 3. Intangible Assets

As of March 31, 2017, intangible assets consist of patent costs of $750,640, trademarks of $79,057 and accumulated amortization of $220,101.

As of December 31, 2016, intangible assets consist of patent costs of $750,640, trademarks of $73,925 and accumulated amortization of $204,702.

F-6

The amounts carried on the balance sheet represent cost to acquire, legal fees and similar costs relating to the patents incurred by the Company. Amortization is calculated through the expiration date of the patent, which is December 2025. The amount charged to expenses for amortization of the patent costs was $15,399 and $15,332 for the three months ended March 31, 2017 and 2016, respectively.

Estimated future amortization expense related to patents as of March 31, 2017, is as follows:

Total Amortization
Years ending December 31,
2017	$46,196
2018	61,595
2019	61,595
2020	61,595
2022	61,595
2023	61,595
Later years	176,368
$530,539

Note 4. Related Parties

As disclosed below in Note 7, members of management and directors have received shares of stock and options in exchange for services.

Note 5. Long term Debt

Long term debt at March 31, 2017 and December 31, 2016 consists of an installment agreement on one vehicle maturing in June 2020. The installment agreement bears no interest. Monthly payments are $320 per month.

The annual maturities of long term debt are as follows:

For years ending December 31,
2017	2,889
2018	3,849
2019	3,849
2020	1,260
$11,847

Note 6. Commitments and Contingencies

We lease office space under non-cancelable operating leases, which expires on March 31, 2019. The aggregate minimum requirements are as follows:

For years ending December 31,
2017	$99,465
2018	167,530
2019	43,462
$310,557

Note 7. Stockholders’ Equity

During the three months ended March 31, 2017, we issued 31,250 shares of common stock, valued at $22,500, for services. In addition, we issued 364,249 options to purchase our common stock to certain member of the Board of Directors in lieu of cash payments for Director fees. The exercise price of the options ranged from $0.74 to $0.77 per share, vest immediately, and are exercisable for periods of 8 years.

The fair value of the options ($216,000, in the aggregate) was calculated using the Black-Sholes option pricing model, based on the criteria shown below.

F-7

Expected life (in years)	8
Volatility (based on a comparable company)	89%
Risk Free interest rate	2.19% to 2.35%
Dividend yield (on common stock)	-

During the same period, we cancelled 40,000 options to purchase our common stock.

Holders of 59,000 options, exercised those option for cash proceeds of $35,400. The holder of 800,000 options elected to exercise those option on a cashless basis and received 238,596 shares of our common stock.

Holders of 180,000 warrants, elected to exercise those warrants on a cashless basis and received 40,832 shares of our common stock.

The total amount of equity based compensation for the three-month periods ended March 31, 2017 and 2016 included in additional paid in capital was $344,268 and $244,789, respectively.

The following is a summary of outstanding stock options issued to employees and directors as of March 31, 2017:

	Number of Options	Exercise price per share $	Average remaining term in years	Aggregate intrinsic value at date of grant $
Outstanding December 31, 2016	5,362,442		4.84
Issued	364,249	.74 - .77	7.16
Cancelled	(40,000)
Exercised	(859,000)
Outstanding March 31, 2017	4,827,691		5.43

Exercisable	1,294,249	.45 - .54	2.53	-

Note 8. Outstanding Warrants

The following is a summary of all outstanding warrants as of March 31, 2017:

	Number of warrants	price per share	remaining term in years	intrinsic value at date of grant
Warrants issued in connection with private placements of common stock	20,023,140	$0.25 - 1.50	1.40	$1,590,567
Warrants issued in connection with short-term notes payable	3,345,509	$0.45-$0.485	2.74	$64,583

Note 9. Income Taxes

We account for income taxes in interim periods in accordance with ASC Topic 740, Income Taxes (“ASC 740”). We have determined an estimated annual effective tax rate. The rate will be revised, if necessary, as of the end of each successive interim period during our fiscal year to our best current estimate. As of March 31, 2017, the estimated effective tax rate for the year will be zero.

There are open statutes of limitations for taxing authorities in federal and state jurisdictions to audit our tax returns from 2009 through the current period. Our policy is to account for income tax related interest and penalties in income tax expense in the statement of operations. There have been no income tax related interest or penalties assessed or recorded.

ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

For the three-month periods ended March 31, 2017 and 2016, we did not have any interest and penalties associated with tax positions. As of March 31, 2017, we did not have any significant unrecognized uncertain tax positions.

Note 10. Subsequent Events

Management has evaluated all activity and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

F-8

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Barfresh Food Group, Inc.

Beverly Hills, California

We have audited the accompanying consolidated balance sheets of Barfresh Food Group, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2016 and the nine-month period ended December 31, 2015. Barfresh Food Group, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barfresh Food Group, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the year ended December 31, 2016 and the nine-month period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Eide Bailly LLP

Denver, Colorado
March 29, 2017

F-9

Barfresh Food Group Inc.

Consolidated Balance Sheets

December 31, 2016 and 2015

	2016	2015
Assets
Current assets:
Cash and cash equivalents	$9,180,947	$1,986,004
Accounts receivable	131,088	28,596
Inventory	317,948	327,961
Prepaid expenses and other current assets	25,864	30,524
Total current assets	9,655,847	2,373,085
Property, plant and equipment, net of depreciation	1,494,478	688,772
Intangible assets, net of amortization	619,863	617,257
Deposits	53,202	16,451
Total Assets	$11,823,390	$3,695,565

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$153,756	$131,804
Accrued expenses	746,375	236,312
Deferred rent liability	165	1,855
Short-term notes payable - related party, net of discount	-	50,000
Short-term notes payable	-	50,000
Convertible note - related party, net of discount	-	119,993
Convertible note, net of discount	-	1,975,878
Current portion of long term debt	3,849	14,039
Total current liabilities	904,145	2,579,881
Long term Debt, net of current portion	8,958	45,992
Total liabilities	913,103	2,625,873

Commitments and contingencies (Note 8)

Stockholders’ equity:
Preferred stock, $0.000001 par value, 5,000,000 shares authorized, none issued or outstanding	-	-
Common stock, $0.000001 par value; 300,000,000 shares authorized; 117,103,276 and 86,186,453 shares issued and outstanding at December 31, 2016 and 2015, respectively	117	86
Additional paid in capital	35,829,627	15,798,338
Accumulated (deficit)	(24,919,457)	(14,728,732)
Total stockholders’ equity	10,910,287	1,069,692
Total Liabilities and Stockholders’ Equity	$11,823,390	$3,695,565

See the accompanying notes to the consolidated financial statements

F-10

Barfresh Food Group Inc.

Consolidated Statements of Operations

	For the year ended	For the nine months ended
	December 31, 2016	December 31, 2015
Revenue	$1,457,499	$437,272
Cost of revenue	772,827	251,300
Gross profit	684,672	185,972

Operating expenses:
General and administrative	10,415,933	5,666,204
Depreciation and Amortization	208,614	135,494
Total operating expenses	10,624,547	5,801,698

Operating loss	(9,939,875)	(5,615,726)

Other expenses
Interest	250,850	296,509
Loss on extinguishment of debt	-	7,857

Net (loss)	$(10,190,725)	$(5,920,092)

Per share information - basic and fully diluted:
Weighted average shares outstanding	95,557,640	79,149,995
Net (loss) per share	$(0.11)	$(0.07)

See the accompanying notes to the consolidated financial statements

F-11

Barfresh Food Group, Inc.

Statement of Stockholders’ Equity

For the Period from April 1, 2015 to December 31, 2016

	Common Stock		Additional paid in	Accumulated	Unearned
	Shares	Amount	Capital	(Deficit)	services	Total

Balance April 1, 2015	77,720,828	$78	$14,034,623	$(8,808,640)	$(47,342)	$5,178,719
Exercise of warrants	6,695,352	7	2,493	-	-	2,500
Issuance of stock for services	141,477	-	83,000	-	-	83,000
Conversion of debt into stock	1,628,796	2	447,197	-	-	447,199
Effect of issuance of warrants in relation to debt	-	-	600,629	-	-	600,629
Stock based compensation	-	-	630,395	-	-	630,395
Amortization of unearned services	-	-	-	-	47,342	47,342
Net (loss)	-	-	-	(5,920,092)	-	(5,920,092)
Balance December 31, 2015	86,186,453	$87	15,798,337	(14,728,732)	$-	1,069,692
Issuance of stock for cash, net of expenses of $750,019	24,598,674	24	15,707,106			15,707,130
Exercise of warrants	2,464,017	2	714,998			715,000
Exercise of options	50,000		25,500			25,500
Conversion of debt into stock	3,502,327	4	2,242,688			2,242,692
Debt settled for stock	176,328		112,849			112,849
Issuance of stock for services	125,477		95,000			95,000
Stock based compensation			1,133,149			1,133,149
Net (loss)				(10,190,725)		(10,190,725)
Balance	117,103,276	$117	$35,829,627	$(24,919,457)	$-	$10,910,287

See the accompanying notes to the consolidated financial statements

F-12

Barfresh Food Group Inc.

Consolidated Statements of Cash Flows

	For the year ended December 31, 2016	For the nine month ended December 31, 2015
Cash flow from operating activities:
Net (loss)	$(10,190,725)	$(5,920,092)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Depreciation	147,131	89,648
Equity based compensation	1,133,148	630,395
Amortization of intellectual property	61,483	45,846
Interest related to debt discount	180,707	225,363
Amortization of unearned services	-	47,342
Loss on sale of property and equipment	63,751
Stock issuance for service	95,000	83,000
Change in operating assets and liabilities
Accounts receivable	(102,492)	17,500
Inventory	10,013	(162,114)
Prepaid expenses	4,660	(24,138)
Deposits	(36,751)	-
Accounts payable	21,952	(1,450)
Accrued expenses	589,025	(160,656)
Deferred rent	(1,690)	371
Net cash (used in) operations	(8,024,788)	(5,128,985)

Cash flow from investing activities:
Purchase of fixed assets	(1,053,498)	(236,014)
Proceeds from sale of equipment	36,910	2,951
Investment in patent and trademarks	(64,089)	(11,669)
Net cash (used in) investing activities	(1,080,677)	(244,732)

Cash flow from financing activities:
Issuance of common stock and warrants for cash	16,457,150	-
Equity issuance costs	(750,020)	-
Exercise of warrant and options	740,500	2,500
Repayment of short term notes payable -related party	(100,000)	(550,000)
Repayment of long term debt	(47,222)	(9,436)
Issuance of convertible notes	-	2,670,000
Borrowing from long term debt	-	33,000
Debt issuance costs	-	(76,000)
Repayment of short term notes payable	-	(75,000)
Net cash provided by financing activities	16,300,408	1,995,064

Net increase (decrease) in cash	7,194,943	(3,378,653)
Cash and cash equivalents at beginning of period	1,986,004	5,364,657
Cash and cash equivalents at end of period	$9,180,947	$1,986,004

Supplemental disclosure of cash flow information:
Cash paid for interest	$23,370	$57,710
Cash paid for income taxes	$-	$-

Non-cash financing activities:
Common stock issued for services, and conversion of debt	$2,450,537	$1,160,592
Fair value of warrants issued with notes payable and common stock	$0	$600,629

See the accompanying notes to the financial statements

F-13

Note 1. Summary of Significant Accounting Policies

Barfresh Food Group Inc., (“we,” “us,” “our,” and the “Company”) was incorporated on February 25, 2010 in the State of Delaware. We are engaged in the manufacturing and distribution of ready to blend beverages, particularly, smoothies, shakes and frappes.

On December 15, 2015, the Company changed its fiscal year end from March 31 to December 31 with immediate effect. The Company previously filed a Transition Report on Form 10-K for the nine-month period ending December 31, 2015.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and our wholly owned subsidiaries, Barfresh Inc. and Barfresh Corporation Inc. All inter-company balances and transactions among the companies have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the years reported. Actual results may differ from these estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less, at the time of purchase, to be cash equivalents.

Concentration of Credit Risk

The amount of cash on deposit with financial institutions exceeds the $250,000 federally insured limit at December 31, 2016 and 2015. However, we believe that cash on deposit that exceeds $250,000 in the financial institutions is financially sound and the risk of loss is minimal.

Fair Value Measurement

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as equities listed on the New York Stock Exchange.

Level 2 - Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 - Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

Our financial instruments consist of accounts receivable, accounts payable, accrued expenses, notes payable, and convertible notes. The carrying value of our financial instruments approximates their fair value due to their relative short maturities.

Accounts Receivable

Accounts receivable are typically unsecured. Our credit policy calls for payment generally within 30 days. The credit worthiness of a customer is evaluated prior to a sale. As of December 31, 2016, and 2015, there is no allowance for doubtful accounts. There was no bad debt expense for the year ended December 31, 2016 and the nine months ended December 31, 2015.

F-14

Inventory

Inventory consists of finished goods and is carried at the lower of cost or market on a first in first out basis.

Intangible Assets

Intangible assets are comprised of patents, net of amortization and trademarks. The patent costs are being amortized over the life of the patent, which is twenty years from the date of filing the patent application. In accordance with ASC Topic 350 Intangibles - Goodwill and Other (“ASC 350”), the costs of internally developing other intangible assets, such as patents, are expensed as incurred. However, as allowed by ASC 350, costs associated with the acquisition of patents from third parties, legal fees and similar costs relating to patents have been capitalized.

In accordance with ASC 350 legal costs related to trademarks have been capitalized. We have determined that trademarks have an indeterminable life and therefore are not being amortized.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost less accumulated depreciation and accumulated impairment loss, if any. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are being amortized over the shorter of the useful life of the asset or the lease term that includes any expected renewal periods that are deemed to be reasonably assured. The estimated useful lives used for financial statement purposes are:

Furniture and fixtures: 5 years

Manufacturing Equipment: 7 years

Leasehold improvements: 2 years

Vehicles 5 years

Revenue Recognition

We recognize revenue when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collection is reasonably assured. Revenue is recorded net of provisions for discounts, slotting fees, and promotion allowances. Our products are sold on various terms. Our credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery. We recognize revenue upon receipt of our products by our distributors and retail accounts, in accordance with written sales terms, net of provisions for discounts or allowances. Allowances for returns and discounts are made on a case-by-case basis. Historically, neither returns nor discounts have been material.

Research and Development

Expenditures for research activities relating to product development and improvement are charged to expense as incurred. We incurred $432,146 and $256,499, in research and development expenses for the year ended December 31, 2016 and the nine months ended December 31, 2015, respectively.

Rent Expense

We recognize rent expense on a straight-line basis over the reasonably assured lease term as defined in ASC Topic 840, Leases (“ASC 840”). Rent expense is charged to expense beginning with the occupancy date. Deferred rent was $165 and $1,855 at December 31, 2016 and 2015, respectively, and will be charged to rent expense over the life of the lease.

Income Taxes

The provision for income taxes is determined in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements, uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the year ended December 31, 2016 and for the nine months ended December 31, 2015 we did not have any interest and penalties or any significant unrecognized uncertain tax positions.

F-15

Earnings per Share

We calculate net loss per share in accordance with ASC Topic 260, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, and diluted earnings per share is computed by including common stock equivalents outstanding for the period in the denominator. At December 31, 2016 and 2015 any equivalents would have been anti-dilutive as we had losses for the periods then ended.

Stock Based Compensation

We calculate stock compensation in accordance with ASC Topic 718, Compensation-Stock Based Compensation (“ASC 718”). ASC 718 requires that the cost resulting from all share-based payment transactions be recognized in the financial statements and establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee stock ownership plans

Recent pronouncements

From time to time, new accounting pronouncements are issued that we adopt as of the specified effective date. We believe that the impact of recently issued standards that are not yet effective may have an impact on our results of operations and financial position.

The Company is in the initial stages of evaluating the effect of the standard on our financial statements and continue to evaluate the available transition methods. However, based on our initial evaluation, we do not expect there to be material changes to our current Revenue Recognition policies due to the non-complex contracts with our customers, including the definition of our performance obligations and the transaction prices in our contracts with our customers. The Company does not plan to adopt the standard until the interim period ended March 31, 2018.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Cost. The guidance requires an entity to present debt issuance costs in the balance sheet as a direct reduction from the carrying amount of the debt liability, consistent with debt discounts, rather than as an asset. Amortization of debt issuance costs will continue to be reported as interest expense. Debt issuance costs related to revolving credit arrangements, however, will continue to be presented as an asset and amortized ratably over the term of the arrangement. ASU 2015-03 is effective for reporting periods beginning after December 15, 2015 including interim periods within those annual periods. Early application is permitted, and upon adoption, ASU 2015-03 should be applied on a retrospective basis. We have adopted ASU 2015-03 and it has not had a material impact on our Consolidated Financial Statements.

In July 2015, the FASB issued ASU 2015-11, Inventory, which simplifies the measurement principle of inventories valued under the First-In, First-Out (“FIFO”) or weighted average methods from the lower of cost or market to the lower of cost and net realizable value. ASU 2015-11 is effective for reporting periods beginning after December 15, 2016 including interim periods within those annual periods. We do not expect the standard to have a material impact on our Consolidated Financial Statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires that deferred tax assets and liabilities be classified as noncurrent on the consolidated balance sheet. ASU 2015-17 is effective for annual periods beginning after December 15, 2016, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. Upon adoption, ASU 2015-17 may be applied either prospectively or retrospectively. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, to improve financial reporting about leasing transactions. This ASU will require organizations that lease assets (“lessees”) to recognize a lease liability and a right-of-use asset on its balance sheet for all leases with terms of more than twelve months. A lease liability is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis and a right-of-use asset represents the lessee’s right to use, or control use of, a specified asset for the lease term. The amendments in this ASU simplify the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. This ASU leaves the accounting for the organizations that own the assets leased to the lessee (“lessor”) largely unchanged except for targeted improvements to align it with the lessee accounting model and Topic 606, Revenue from Contracts with Customers.

The Company is in the initial stages of evaluating the effect of the standard on our financial statements and continue to evaluate the available transition methods. However, based on our initial evaluation, we do not expect there to be material changes to both our current and long-term lease liabilities and our fixed assets of our limited number of operating leases that will be converted to financing leases under the new guidance. The Company does not plan to adopt the standard until the interim period ended March 31, 2019.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends ASC Topic 718, Compensation - Stock Compensation. This ASU simplifies several aspects of the accounting for share-based payment award transactions, including (i) income tax consequences, (ii) classification of awards as either equity or liabilities, (iii) whether to estimate forfeitures or account for them when they occur and (iv) classification on the statement of cash flows. The standard is effective for interim and annual periods beginning after December 31, 2016. Early adoption will be permitted with any adjustments reflected as of the beginning of the fiscal year of adoption. The Company is evaluating the impact of this standard on its consolidated financial statements and disclosures.

F-16

In August 2016, the FASB issued ASU No. 2016-15 - Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The eight items that the ASU provides classification guidance on include (1) debt prepayment and extinguishment costs, (2) settlement of zero-coupon debt instruments, (3) contingent consideration payments made after a business combination, (4) proceeds from the settlement of insurance claims, (5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (6) distributions received from equity method investments, (7) beneficial interests in securitization transactions, and (8) separately identifiable cash flows and application of the predominance principle. The standard is effective on January 1, 2018, however early adoption is permitted. The standard requires the use of the retrospective transition method. The Company is in the process of evaluating the impact of this new guidance.

Note 2. Property Plant and Equipment

Major classes of property and equipment at December 31, 2016 and 2015 consist of the following:

	2016	2015
Furniture and fixtures	$1,524	$13,604
Manufacturing Equipment	1,605,317	705,782
Leasehold Improvements	4,800	3,300
Vehicles	29,696	116,752
	1,641,337	839,438
Less: accumulated depreciation	(396,863)	(249,732)
	1,244,474	589,706
Equipment not yet placed in service	250,004	99,066
Property and equipment, net of depreciation	$1,494,478	$688,772

We recorded depreciation expense related to these assets of $147,131 and $89,648 for the year ended December 31, 2016 and the nine months ended December 31, 2015, respectively.

Note 3. Intangible Assets

As of December 31, 2016, intangible assets consist of patent costs of $750,640, trademarks of $73,925 and accumulated amortization of $204,702.

As of December 31, 2015, intangible assets consist of patent costs of $745,943, trademarks of $14,533 and accumulated amortization of $143,219

The amounts carried on the balance sheet represent cost to acquire, legal fees and similar costs relating to the patents incurred by the Company. Amortization is calculated through the expiration date of the patent, which is December, 2025. The amount charged to expenses for amortization of the patent costs was $61,483 and $45,846 for the year ended December 31, 2016 and the nine months ended December 31, 2015, respectively.

Estimated future amortization expense related to intangible property as of December 31, 2016, is as follows:

Total Amortization
Years ending December 31,
2017	$61,595
2018	61,595
2019	61,595
2020	61,595
2022	61,595
Later years	237,963
$545,938

Note 4. Related Parties

As disclosed below in Note 5, previous balances owed to related parties, a significant shareholder and a company controlled by a director and significant shareholder, have been fully paid.

As disclosed below in Note 6, members of management, directors, and members of their families, participated in $635,000 of the total $2,670,000 convertible notes offering.

F-17

As disclosed below in Note 9, members of management and directors have received shares of stock and options in exchange for services.

Note 5. Short-Term Notes Payable (Related and Unrelated)

In December 2013, we closed an offering of $775,000 in short-term notes payable (“Short-Term Notes”), $500,000 of which was purchased by a significant shareholder and $100,000 was purchased by a company controlled by a director and significant shareholder. The Short-Term Notes bear interest at a rate of 2% per annum and were due and payable on December 20, 2014. We also issued 1,291,667 warrants to the Short-Term Note holders for the right to purchase shares of our common stock. Each warrant entitles the holder to purchase one share of our common stock at a price of $0.45 per share, may be exercised on a cashless basis and are exercisable for a period of five years.

In accordance with the guidance in ASC Topic 470-20 Debt with Conversion and Other Options (“ASC 470”), we first calculated the fair value of the warrants issued and then determined the relative value of the Short-Term Notes.

The relative value of the warrants was $298,232, which was the amount recorded as debt discount to the short-term notes. The amounts recorded as debt discount were amortized over the one-year term, and accreted to interest expense. We estimated the effective interest rate as calculated to be approximately 52% but paid cash at a rate of 2% per annum.

We exercised our right to extend the due date of the Short-Term Notes to September 20, 2015. The extended Short-Term Notes bear at the rate of 3% per annum and required us to issue additional warrants (“Extension Warrants”). We issued 898,842 Extension Warrants to the Short-Term Note holders for the right to purchase shares of our common stock. Each Extension Warrant entitles the holder to purchase one share of our common stock at a price of $0.485 per share, may be exercised on a cashless basis and are exercisable for a period of three years.

As discussed above, we accounted for the warrants as per the guidance in ASC 470. The relative value of the Extension Warrants, $164,638, was the amount recorded as the new debt discount. The amounts recorded as debt discount were being amortized over the six-month term of the note, and accreted to interest expense. We estimated the effective interest rate as calculated to be approximately 53% but pay cash at a rate of 3% per annum.

The fair value of the Extension Warrant, $0.23 per share, was calculated using the Black-Sholes option pricing model using the following assumptions:

Expected life (in years)	3
Volatility (based on a comparable company)	76.88%
Risk Free interest rate	1.10%
Dividend yield (on common stock)	-%

On June 20, 2015, some of the Short-Term Notes were amended again, and some of the Short-Term Notes were redeemed. Short-Term Notes totaling $700,000 were amended to provide for repayment on June 20, 2015 of 50% of the face value, plus accrued interest to that date ($10,500), and extension of the remaining balance until September 20, 2015, and the interest rate on the notes that were extended was adjusted to 10%. The remaining Short-Term Notes were fully redeemed on June 20, 2015. One such note in the amount of $25,000 was redeemed for cash, and one such note in the amount of $50,000 was redeemed for 71,429 shares of our common stock. As a result of the above described amendments and redemptions of the Short-Term Notes, all remaining unamortized debt discount was expensed as of June 20, 2015.

Of the balance of the notes due that were payable on September 20, 2015, one note for $250,000 was repaid on October 1, 2015, and two notes, one to a related party in the amount of $50,000, and one to an unrelated party in the amount of $50,000, plus total accrued interest $12,849 were converted into stock at $0.64 per share on September 27, 2016, plus 50% warrants coverage at $0.75 per share.

Note 6. Convertible Notes (Related and Unrelated)

In August 2012, we closed an offering of $440,000 of convertible notes. The notes bear interest at a rate of 12% per annum and were due and payable on September 6, 2013. In addition, the notes were convertible, at any time after the original issue date until the notes are no longer outstanding, into our common stock at a conversion price of $0.372 per share. We also issued 956,519 warrants to the note holders for the right to purchase shares of our common stock. Each warrant entitled the holder to purchase one share of our common stock at a price of $0.46 per share for a term of seven years.

When the convertible notes were due, we settled the notes by repaying $40,000 of the notes in cash, issuing new convertible notes in the amount of $400,000 and received payment for another note in the amount of $20,000. The new notes bear interest at a rate of 12% per annum and were due and payable on September 6, 2015. In addition, the new notes were convertible at any time after the original issue date until the new notes are no longer outstanding, into our common stock at a conversion price of $0.25 per share. We also issued warrants to the new note holders for the right to purchase shares of our common stock. Each warrant entitles the holder to purchase one share of our common stock at a price of $0.25 per share. There were 1,680,000 warrants issued. The warrants issued with the original notes were cancelled.

F-18

In accordance with the guidance in ASC 470, we first calculated the fair value of the warrants issued and then determined the relative value of the notes and determined that there was a beneficial conversion feature.

The fair value of the warrants, $0.13 per share ($216,531 in the aggregate), was calculated using the Black-Sholes option pricing model using the following assumptions:

Expected life (in years)	3
Volatility (based on a comparable company)	85%
Risk Free interest rate	0.91%
Dividend yield (on common stock)	-

The relative value of the warrants to the notes was $142,873, which was the amount recorded as a portion of the debt discount. We also recorded a beneficial conversion feature on the convertible notes of $125,905. The amounts recorded as debt discount are being amortized over the two-year term, and accreted to interest expense. We estimated the effective interest rate as calculated to be approximately 74% but will be paying cash at a rate of 12% per annum.

As of December 31, 2015, all of the associated debt discount has been amortized.

During September 2015, all of the holders of the convertible notes elected to convert the then outstanding $420,000 of notes, and accumulated interest of $21,955 to our common stock. We issued 1,767,822 shares of our common stock in conversion of these notes.

During late 2015, we raised $2,670,000 through the issuance of convertible promissory notes. The notes bore interest at a rate of 10% and matured in one year. Upon completion of an equity financing which occurred during the first quarter of 2016, holders of approximately 96% of these notes elected to convert all outstanding principal and accrued and unpaid interest under the notes into the class of equity issued in such financing on the same terms as the other investors concurrently with the closing of such financing. The balance of the notes, $100,000, and accrued interest of $5,498 was repaid in cash. During late 2015 we also issued 1,335,000 warrants to the note holders for the right to purchase shares of our common stock. Each warrant entitled the holder to purchase one share of our common stock at a price of $1.00 per share for a term of five years. Of the aggregate offering amount, $635,000 of the notes and warrants to purchase up to 317,500 shares of common stock were placed with members of the Company’s management, including officers and directors of the Company, and family members of certain officers and directors.

There was no outstanding balance at December 31, 2016. At December 31, 2015, the balance of the notes was comprised of the following:

December 31, 2015
Convertible notes (including related party)	2,720,000
Less: Debt discount (warrant value)	(554,462)
Less: Debt discount (issuance costs paid)	(69,667)
$2,095,871

We did not record any discount for beneficial conversion as the conversion terms were unknown at the time of issuance. The conversion price was set during the February 2016 equity transaction. At that time the Company evaluated whether a beneficial conversion feature should have been recorded, and concluded that no such beneficial conversion feature needed to be recorded.

The fair value of the warrants, $0.586 per share ($782,863 in the aggregate), was calculated using the Black-Sholes option pricing model using the following assumptions:

Expected life (in years)	3
Volatility (based on a comparable company)	77.5%
Risk Free interest rate	1.73%
Dividend yield (on common stock)	-

The relative value of the warrants to the notes was $600,629, which was the amount recorded as a portion of the debt discount. The amount recorded as debt discount are being amortized over the one year term of the notes, one years, and accreted to interest expense. We estimated the effective interest rate as calculated to be approximately 34% but will be paying cash at a rate of 10% per annum.

Note 7. Long term Debt

Long term debt at December 31, 2016 and 2015, consists of installment agreements on one and three vehicles, respectively, maturing on different dates through June 2020. The installment agreements, are with one financial institution and bear no interest. Monthly payments are $320 per month.

F-19

The annual maturities of long term debt as of December 31, 2016, are as follows:

For years ending December 31,
2017	3,849
2018	3,849
2019	3,849
2020	1,263
$12,807

Note 8. Commitments and Contingencies

We lease office space under non-cancelable operating leases, which expires on March 31, 2019. The aggregate minimum requirements are as follows:

For years ending December 31,
2017	$132,620
2018	167,530
2019	43,462
$343,612

Note 9. Stockholders’ Equity

During the nine months ended December 31, 2015, we increased our authorized capitalization to 300,000,000 shares of stock, consisting of 295,000,000 shares of common stock, par value $0.000001per share, and 5,000,000 shares of blank check preferred stock, par value $0.000001. During the nine-months ended December 31, 2015, our Board of Directors also unanimously approved and adopted the Barfresh Food Group, Inc. 2015 Equity Incentive Plan (the “Plan”). The maximum number of shares that may be issued pursuant to awards under the Plan is 15,000,000 shares.

During the nine months ended December 31, 2015, we issued 141,477 shares of common stock, valued at $83,000, for services.

During the nine-months ended December 31, 2015 we granted the right to 1,000,000 shares of restricted common stock to a director of the Company who during the period became an officer of the Company. The stock vests 50% on each of the second and third anniversary of the issuance. In accordance with ASC Topic 718, Compensation - Stock Compensation (“ASC 718”), compensation expense in the amount of $166,667 for the nine months ended December 31, 2015, was recognized in the statement of operations. In addition, we granted the right to 450,000 shares of restricted stock to two other officers in connection with employment agreements entered into during the nine months ended December 31, 2015. In accordance with ASC Topic 718, Compensation - Stock Compensation (“ASC 718”), compensation expense in the amount of $78,467 for the nine months ended December 31, 2015 was recognized in the statement of operations.

During the nine months ended December 31, 2015, we issued 1,985,000 options to purchase our common stock to officers and employees of the Company. In addition, we cancelled 10,000 options to purchase our common stock. The exercise price of the options ranged from $0.50 to $0.82 per share, and the options are exercisable for periods of between 5 and 8 years. The options vest under a variety of vesting schedules.

The fair value of the options ($1,345,317 in the aggregate) was calculated using the Black-Sholes option pricing model, based on the criteria shown below, and are being written off the life of each option.

Expected life (in years)	4.5 to 8
Volatility (based on a comparable company)	78% to 99%
Risk Free interest rate	1.38% to 2.11%
Dividend yield (on common stock)	-

During 2016 we issued 28,277,339 shares of our common stock (“Shares”) and warrants to purchase 14,033,438 Shares (“Warrants”) for aggregate gross proceeds to the Company of $18,812,690. Of these total amounts 24,598,674 Shares were issued for cash of $16,457,150; 3,502,327 Shares were issued for Conversion of Debt in the amount of $2,242,692; and 176,328 Shares were issued in settlement of debt in the amount of $112,849. Of the total 14,033,438 Warrants issued during 2016, 3,877,186 are priced at $1,00; 7,812,500 are priced at $0.88, and 2,343,752 are priced at $.0.75. The 2016 financing activity occurred in three separate private placements with accredited investors. In the first transaction, we issued 7,754,373 Shares and five year Warrants priced at $1.00 to purchase up to 3,877,186 Shares, for aggregate gross proceeds to the Company of $6,203,498. The first transaction consists of two components: a new equity raise in the amount of $3,570,000 and the conversion into common equity of $2,633,498 of principal and interest of convertible promissory notes previously issued during the fourth quarter of 2016. In the second transaction, we sold 4,687,504 Shares and five year Warrants priced at $.75 to purchase up to 2,343,752 Shares, for aggregate gross proceeds to the Company of $3,000,000. In the third transaction, we sold 15,625,000 Shares, and five year Warrants priced at $.88 to purchase up to 7,812,500 shares for aggregate gross proceeds to the Company of $10,000,000. During 2016 we also converted $52,613 of debt into 210,455 shares of stock, related to the note that was settled for most investors during 2015.

In additions to the warrants discussed above we issued 171,368 warrants to placement agents who worked on the above describe financings.

F-20

The fair value of the warrants described above, in the aggregate of $6,189,196, was estimated at the date of grant using the Black-Scholes option pricing model, with an allocation of the proceeds applied to the warrants. The fair value of the warrants has been included in the total additional paid in capital. The following assumptions were used in the Black-Scholes option pricing model:

Expected life (in years)	5
Volatility (based on a comparable company)	75.56%-78.12% %
Risk Free interest rate	1.23%-1.83% %
Dividend yield (on common stock)	-

During the year ended December 31, 2016, the holder of warrants to purchase shares of common stock exercised their rights and purchased 1,250,000 shares of common stock for an aggregate price of $715,000. In addition, the holders of 620,000 warrants exercised their right to a cash-less conversion and received 1,214,017 shares.

Also during the year ended December 31, 2016 we issued 64,599 shares of stock to a member of our board of directors in lieu of $50,000 in director fees due and 60,878 shares of common stock in lieu of cash for legal fees. We valued the shares based on the trading value on the date issued.

In addition, during the year ended December 31, 2016 we issued 50,000 shares of stock at a price of $0.51 per share in exchange for outstanding options.

During the year ended December 31, 2016, we issued 1,893,442 options to purchase our common stock to employees of the Company. In addition, we cancelled 56,000 options to purchase our common stock. The exercise price of the options ranged from $0.6129 to $0.83 per share, and are exercisable for a period of 8 years and have varying vesting periods of up to three years.

The fair value of the options ($883,490 in the aggregate) was calculated using the Black-Sholes option pricing model, based on the criteria shown below, and are being expensed over the vesting period of each option.

Expected life (in years)	5.5 to 8
Volatility (based on a comparable company)	74.09% to 82.65%
Risk Free interest rate	1.24% to 1.73%
Dividend yield (on common stock)	-

The total amount of equity based compensation for the year ended December 31, 2016 and the nine months ended December 31, 2015 included in additional paid in capital was $1,133,149 and $630,395, respectively.

The following is a summary of outstanding stock options issued to employees and directors as of December 31, 2016:

	Number of Options	Exercise price per share $	Average remaining term in years	Aggregate intrinsic value at date of grant $
Outstanding April 1, 2015	1,600,000	.45 -.54	4.25	-
Issued	1,985,000	.47 -.87	6.42
Cancelled	(10,000)
Outstanding December 31, 2015	3,575,000		4.84
Issued	1,893,442	.61 - .83	7.16
Cancelled	(56,000)
Exercised	(50,000)
Outstanding December 31, 2016	5,362,442		5.43

Exercisable	1,580,000	.45 - .54	2.53	-

F-21

Note 10. Outstanding Warrants

The following is a summary of all outstanding warrants as of December 31, 2016:

	Number of Warrants	Exercise price per share $	Average remaining term in years	Aggregate intrinsic value at date of grant
Warrants issued in connection with private placements of common stock	26,735,640	0.25 - 1.50	1.72	$161,250
Warrants issued in connection with private placement of notes	3,525,509	.48 – 1.00	2.48	$ 64,583-

Note 11. Income Taxes

Income tax provision (benefit) for the year ended December 31, 2016 and the nine months ended December 31, 2015 is summarized below:

	2016	2015
Current:
Federal	$-	$-
State	-	-
Total current	-	-
Deferred:
Federal	(2,878,000)	(1,712,000)
State	(279,300)	(167,000)
Total deferred	(3,157,300)	(1,888,000)
Increase in valuation allowance	$3,157,300	$1,888,000

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate before provision for income taxes. The sources and tax effect of the differences are as follows:

	2016	2015
Income tax provision at the federal statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	3.3%	3.3%
Effect of net operating loss	(37.3%)	(37.3%)
	-%	-%

Components of the net deferred income tax assets at December 31, 2016 and 2015 were as follows:

	2016	2015
Net operating loss carryover	$7,766,100	$4,708,800
Valuation allowance	(7,766,100)	(4,708,800)
	$-	$-

ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of evidence, it is more than likely than not that some portion or all of the deferred tax assets will not be recognized. After consideration of all the evidence, both positive and negative, management has determined that a $7,766,100 and $4,708,800 allowance at December 31, 2016 and 2015, respectively, is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current period is $3,157,300.

As of December 31, 2016, we have a net operating loss carry forward of approximately $21,088,800. The loss will be available to offset future taxable income. If not used, this carry forward will expire as follows:

2030	$1,000
2031	$63,800
2032	$345,900
2033	$1,840,300
2034	$2,324,100
2035	$2,987,300
2036	$5,061,700
2037	$8,464,700

As of December 31, 2016, we did not have any significant unrecognized uncertain tax positions.

F-22

Note 12. Business Segments and Customer Concentrations.

During the year ended December 31, 2016 and the nine months ended December 31, 2015, we operate in only one segment and sold only in the United States

All of our assets are located in the United States.

The following is a breakdown of customers representing more than 10% of sales for the year ended December 31, 2016:

	Revenue from customer	Percentage of total revenue
Customer A	$1,194,960	82.0%
Customer B	161,363	11.1%
	$1,356,323	93.1%

The following is a breakdown of customers representing more than 10% of sales for the nine months ended December 31, 2015:

	Revenue from customer	Percentage of total revenue
Customer A	$373,190	85.3%
Customer C	37,276	8.5%
Customer D	18,144	4.1%
	$428,610	98.0%

Note 13. Transitional Reporting Year – Comparison of audited results for the year ended December 31, 2016 to the unaudited results for the year ended December 31, 2015. This comparison is provided because the previous audited period was a nine month transitional period ending December 31, 2015.

	2016	2015
		(unaudited)
Revenue	$1,457,499	$490,905
Cost of revenue	772,827	280,648
Gross profit	684,672	210,257

Operating expenses:
General and administrative	10,415,933	6,819,183
Depreciation and Amortization	208,164	174,892
Total operating expenses	10,624,547	6,994,075

Operating loss	(9,939,875)	(6,783,818)

Other expenses
Interest	250,850	424,245
Loss on extinguishment of debt	-	7,857

Net (loss)	$(10,190,725)	$(7,225,920)

Per share information - basic and fully diluted:
Weighted average shares outstanding	95,857,003	89,437,799
Net (loss) per share	$(0.11)	$(0.08)

Note 14. Subsequent Events

Management has evaluated all activity and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements except as for the following:

F-23

PROSPECTUS

13,290,915 Shares of Common Stock